Form 10KSB, Exhibit 13
period 1996-06-30
FFBS BANCORP INC
filed 1996-09-26
CIK 899678

EXHIBIT 13.a.

                               MARKET INFORMATION



COMMON STOCK

The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FFBS" and is quoted on NASDAQ's National Market System. The stock traded in a range from $15.75 to $23.50 during the fiscal year 1996, and dividends were declared semi-annually in June and December. A special dividend of $1.00 per share was paid in August.



                                 EXHIBIT 13.b.

                            SELECTED FINANCIAL DATA


                                     Years Ended June 30,
                    _____________________________________________________
INCOME DATA            1996       1995       1994       1993       1992
                    _________  _________  _________  _________  _________
                                           (In Thousands)

Interest income     $   8,929  $   8,430  $   7,793  $   7,601  $   8,367
Interest expense        4,563      3,854      3,339      3,971      5,155
                    _________  _________  _________  _________  _________
 Net interest
  income                4,366      4,576      4,454      3,630      3,212

Less Provision for
 losses on loans            0        (50)       (52)       224         29
                    _________  _________  _________  _________  _________

Net interest
 income after
 provision for
 losses on loans        4,366      4,626      4,506      3,406      3,183
                    _________  _________  _________  _________  _________

Non-interest
 income:
  Loan fees &
   service
   charges                192        118        164        133        118
  NOW account
   fees                   286        238        204        188        179
  Other                   111         83        102        140         68
                    _________  _________  _________  _________  _________

   Total non-
    interest
    income                589        439        470        461        365
                    _________  _________  _________  _________  _________

Other expenses:
 Compensation &
  benefits              1,415      1,331      1,277        896        777
 Occupancy,
  furniture &
  equipment               173        131        123        130        139
 Deposit insurance
  premiums                215        206        205        174        199
 Data processing          155        146        108        106        103
 Provision for real
  estate losses            10         -         295        186        191
 Loss on
  foreclosed real
  estate                    8          6          5        108         94
 Other                    513        570        502        316        283
                    _________  _________  _________  _________  _________

  Total Other
   Expenses             2,489      2,390      2,515      1,916      1,786
                    _________  _________  _________  _________  _________

Income before
 taxes                  2,466      2,675      2,461      1,951      1,762
Income tax expense        804        909        729        678        605
                    _________  _________  _________  _________  _________

  Net Income        $   1,662  $   1,766  $   1,732  $   1,273  $   1,157
                    =========  =========  =========  =========  =========

NET INCOME PER
 SHARE              $    1.09  $    1.14  $    1.04  $    N/A   $    N/A


FINANCIAL DATA

Shares
 Outstanding            1,572      1,592      1,648      1,587       N/A
Total assets        $ 125,228  $ 118,970  $ 116,601  $ 111,096  $  97,682
Loans Recv.,net        83,528     80,391     74,009     72,569     76,645
Int-bearing
 deposits &
 federal funds
 sold                   4,223      3,421     11,719     23,065     11,295
Investment
 securities            27,741     26,710     23,721      5,999      3,493
Mortgage-backed &
 related
 securities             2,506      2,011      2,775      3,764      2,172
Foreclosed real
 estate net of
 related allowance
 for losses               555        -          -          299        501
Deposits               99,148     92,576     91,510     87,213     89,042
Total
 stockholders'
 equity                24,638     25,141     24,361     22,946      7,776
Total number of
 full service
 offices                    3          3          2          2          2

SELECTED RATIOS

Return on Avg.
 Assets                 1.37%      1.51%      1.54%      1.26%      1.17%
Return on Avg.
 Equity                 6.89%      7.06%      7.13%     13.96%     16.11%
Capital to assets      19.67%     21.13%     21.08%     20.65%      7.96%

PER SHARE DATA

Book value
 (end of year)      $   16.61  $   16.87  $   14.87       N/A        N/A
Earnings per share       1.09       1.14       1.04       N/A        N/A
Cash dividends
 declared                1.45        .40        .35       N/A        N/A

AVERAGE COMMON
SHARES OUTSTANDING  1,528,840  1,545,277  1,667,267       N/A        N/A



                                 EXHIBIT 13.b.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


GENERAL

FFBS Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Delaware in March 1993 to acquire all of the capital stock of First Federal Bank for Savings (the "Bank") upon its conversion from the mutual to stock form of ownership. The Holding Company may acquire or organize other operating subsidiaries, including other financial institutions, although there are currently no specific plans regarding such activities by the Holding Company.

First Federal Bank for Savings descended from Columbus Building and Loan Association, which dated back to 1892. In 1934, First Federal was organized as a federally chartered mutual savings association headquartered in Columbus, Mississippi. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (the "FDIC"). First Federal offers a variety of financial services to meet the financial service needs of its community through its main office and two branch offices. The Bank attracts deposits from the general public and uses such deposits primarily to originate loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area.

The following discussion reviews the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements included in this Annual Report.


FINANCIAL CONDITION

The consolidated assets of the Company were $125.2 million at June 30, 1996, an increase of $6.3 million, or 5.3% over June 30, 1995. Over the five year period noted in the summary, total assets have grown $27.5 million or 28.2%. The Company's subsidiary converted from a mutual association to a stock association on June 30, 1993, thus accounting for most of the change in assets between June 30, 1992 and June 30, 1993. With the exception of that year, total assets have had a stable and consistent growth.

Loan account for 67% of total assets and are the Company's largest and most profitable component of assets. Net loans receivable increased $3.1 million to $83.5 million at June 30, 1996. Total loan originations in fiscal 1996 were $44.6 million, an increase of $10.9 million , or 32.4%, over total originations of $33.7 million for fiscal 1995. The Company prides itself in its conservative lending policies which have consistently produced good asset quality.

The securities portfolio provides a quality alternative for available funds that produces a stable source of interest income. Investment securities, along with mortgage-backed and related securities, increased to $30.2 million, an increase of $1.5 million, or 5.3%.
The Company invests primarily in U.S. government and agency securities, all of which are intended to be held to maturity.

Deposits increased $6.6 million, or 7.1% to $199.1 million at June 30, 1996 primarily from growth in its core deposits base. Over the five year period noted in the summary, deposits have grown $10.1 million, or 11.3%, despite depositors using funds in 1993 to purchase common stock in connection with the conversion from a mutual to a stock company. The Company's deposits mix remained relatively stable when comparing percentages of year end balances. Demand accounts, including savings and money market accounts, amount to slightly more than 25% of total deposits, while certificate accounts amount to 75% of total deposits.

At June 30, 1996, stockholder's equity amounted to $24.6 million, or 19.7% of assets. Stockholder's equity took a big jump upward in 1993 due to the conversion from a mutual to a stock company. From 1993 to 1996, stockholder's equity has been increased by earnings and offset by the payment of dividends, one special dividend in 1995, and the repurchase of stock. The book value per share amounted to $16.61 per share at June 30, 1996, with the exclusion of 88,872 unallocated shares held by the Employee Stock Ownership Plan. The banking subsidiary is classified as "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).


RESULTS OF OPERATIONS

The Company had consolidated net earnings of $1.7 million for the fiscal year ended June 30, 1996, representing a return on average assets of 1.37% and earnings per share of $1.09. Return on average assets, a primary measure of earnings strength, has been above $1.1% for all five years shown in the summary.

Net interest income is the largest component of the Company's net income and represents the income earned on interest earnings assets less the cost of interest bearing liabilities. This major source of income represents the earnings from the Company's primary business of gathering funds from deposit sources and investing those funds in loans and securities. Changes in net interest income can be broken down into two components, the change in average earning assets and the change in net interest spread. During the fiscal year ending
June 30, 1996, the Company's level of net interest income amounted to $4.4 million, which is a drop of $151,000, or 3.3%, when compared to fiscal 1995. This decline can be attributed to the Company's cost of funds increasing at a faster pace than its yield or earning assets. The net interest margin for fiscal 1996 was 3.78%, a decrease from the 4.04% for fiscal 1995 due to decreased spreads. Average earning assets for fiscal 1996 increased to $118.2 million from $113.6 million for fiscal 1995, an increase of $4.6 million, or 4.0%. Since fiscal 1992, the first year in the summary, average earning assets have increased $24.7 million, or 26.4%.

The Company maintains its reserve for loan losses at a level that is considered sufficient to absorb potential losses in the loan portfolio. The Company's provision for loan losses is utilized to replenish its reserve for loan losses on its balance sheet. The reserve for loan losses amounted to $666,000 at June 30, 1996, or .79% of total loans outstanding, which is an amount that management considers to be sufficient to protect against potential future loan losses.

The Company has produced additional revenues in non-interest income during the fiscal year ended June 30, 1996. Non-interest income was $589,000 for fiscal 1996 compared to $431,000 for fiscal 1995, an increase of $158,000, or 36.6%. Loan fees increased $50,000 or 35.3%, while NOW account fees increased $48,000, or 20.2%. The Company has been successful at increasing checking accounts through its checking account promotion it began during fiscal 1995. Other non-interest income increased $59,000, or 114.6%, to $111,000 for the fiscal year ended June 30, 1996, compared to $52,000 for the fiscal year ended June 30, 1995. The increase is due to increase gains on the sale of servicing rights on mortgage loans as the Company sold $5.7 million in fixed rate loans during fiscal 1996 compared to $1.8 million in fixed rate loans during fiscal 1995. The loans sold amount fluctuates from year to year depending on the market for fixed rate mortgage loans. The Company maintains all adjustable-rate loans in its loan portfolio.

During fiscal 1996, total other expenses amounted to $2.5 million, an increase of $168,000, or 7.3%, compared to fiscal 1995. Compensation and benefits increased $84,000 due primarily to the adoption of Statement of Position 93-6 "Employer's Accounting for Employee Stock Ownership Plans." Shares released for allocation in the Employee's Stock Ownership Plan were reported at the current fair market value. The fair market value used for fiscal 1996 was $23.25 per share compared to $16.50 per share for fiscal 1995. Occupancy, furniture, and equipment expense increased $42,000 during fiscal 1996 due primarily to the operations of another branch office.

The Company's income tax expense decreased $105,000 to $804,000 for fiscal 1996 due to decreased pre-tax earnings and decreased deferred income taxes.


LIQUIDITY-ASSET/LIABILITY MANAGEMENT

A major objective of asset/liability management is to structure the Company's assets and liabilities in such a way as to maximize and stabilize the spread between interest earned and interest paid while maintaining an adequate liquidity position. During each of the years noted in the summary, the Company has maintained a consistent asset/liability management policy, which focuses on interest rate risk and rate sensitivity. The adherence to such a policy has an obvious material impact on the structure of the Company's balance sheet, and, to a degree, on its liquidity position.

The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flow, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 5.0%. At June 30, 1996, the Bank's liquidity ratio was 31.08%

The Company has experienced no problem meeting liquidity requirements during any of the years noted in the summary and foresees no problems meeting liquidity requirements in the future. An adequate liquidity position enables the Company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The Company's traditional sources of funds from deposit increases, maturing loans and investments, and earnings have allowed it to consistently generate sufficient funds for liquidity needs. The Company has no long-term debt which might represent a future demand for liquidity.


REGULATORY CAPITAL

The Company's current capital position is well in excess of minimum regulatory requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. At June 30, 1996, the Bank's tangible and core capital ratio was 15.90%, and the risk-based capital was 30.10% of risk-weighted assets.


REGULATORY DEVELOPMENTS

The Federal Deposit Insurance Corporation utilizes a risk-related premium system to determine assessment rates for deposit insurance. The actual assessment rate for premiums applicable to a particular institution depends on the risk assessment classification assigned to it by the FDIC. The Bank is paying premiums applicable to well capitalized institutions and pays the lowest assessment rate applicable to institutions insured by the Savings Association Insurance Fund (SAIF). Congress is currently considering a special, one-time assessment on SAIF insured deposits. The Company does not know when and if this proposal may be adopted or the effect on its insurance assessment.



                                 EXHIBIT 13.d.

                       CONSOLIDATED FINANCIAL STATEMENTS




                              FFBS BANCORP, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                            JUNE 30, 1995 AND 1996





                                   REPORT OF
                  INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
FFBS Bancorp, Inc.
Columbus, Mississippi


We have audited the accompanying consolidated statements of financial condition of FFBS Bancorp, Inc., and Subsidiary as of June 30, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFBS Bancorp, Inc., and Subsidiary as of June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.


                                       S/T. E. Lott & Company


Columbus, Mississippi
July 18, 1996



                               FFBS BANCORP, INC.

                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                       June 30,
                                              __________________________
      ASSETS                                       1995          1996
                                              ____________  ____________

Cash                                          $  3,175,089  $  3,337,978
Interest-bearing deposits due from banks         1,970,611     3,673,244
Federal funds sold                               1,350,000       550,000
                                              ____________  ____________
  Total cash and cash equivalents                6,495,700     7,561,222
Other interest-bearing deposits due from
  banks                                            100,000           -
Investment securities (approximate market
  value of $26,529,620 at June 30, 1995,
  and $27,517,628 at June 30, 1996) (Note B)    26,710,113    27,740,646
Mortgage-backed and related securities
  (approximate market value of $1,993,621
  at June 30, 1995, and $2,449,956 at
  June 30, 1996) (Note B)                        2,010,978     2,506,359
Federal Home Loan Bank stock, at cost
  (Note F)                                         711,600       756,500
Loans receivable, net (Note C)                  80,391,001    83,528,151
Properties and equipment (Note E)                1,129,212     1,095,423
Accrued interest receivable (Note G)             1,020,115     1,125,991
Foreclosed real estate, net (Note D)                   -         554,515
Other assets (Note H)                              397,758       359,551
                                              ____________  ____________

                                              $118,966,477  $125,228,358
                                              ============  ============

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits (Note I)                           $ 92,576,167  $ 99,148,108
  Advances from borrowers for taxes and
    insurance                                      268,699       259,102
  Accrued interest payable on deposits             598,009       695,107
  Accrued expenses and other liabilities           382,646       487,706
                                              ____________  ____________

  Total liabilities                             93,825,521   100,590,023

Commitments and contingencies (Note M)

Stockholders' equity (Notes K, L and Q):
  Cumulative preferred stock, $.01 par
    value, 500,000 shares authorized;
    shares issued and outstanding - none               -             -
  Common stock, $.01 par value, 2,000,000
    shares authorized; 1,592,173 and
    1,572,183 shares issued and outstanding
    at June 30, 1995 and 1996, respectively         15,922        15,722
  Additional paid in capital                    15,285,124    15,253,646
  Retained earnings - substantially
    restricted                                  11,014,290    10,260,020
  Unearned compensation - stock awards            (158,700)          -
  Unrealized loss on available-for-sale
    securities                                         -          (2,333)
  Loan receivable from ESOP                     (1,015,680)     (888,720)
                                              ____________  ____________

    Total stockholders' equity                  25,140,956    24,638,335
                                              ____________  ____________

                                              $118,966,477  $125,228,358
                                              ============  ============

      The accompanying notes are an integral part of these statements.




                               FFBS BANCORP, INC.

                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                             Years Ended June 30,
                                     __________________________________
                                        1994        1995        1996
                                     __________  __________  __________

INTEREST INCOME
  Interest and fees on loans         $6,272,857  $6,523,628  $7,074,289
  Interest on mortgage-backed and
    related securities                  282,641     127,040     139,858
  Interest on investment securities     768,165   1,411,007   1,356,933
  FHLB stock dividends                   25,226      40,435      45,137
  Interest on federal funds sold         59,732      72,086      60,051
  Interest on deposits due from
    banks                               384,255     195,154     252,412
                                     __________  __________  __________
                                      7,792,876   8,369,350   8,928,680


INTEREST EXPENSE
  Interest on deposits                3,338,706   3,854,017   4,562,988
                                     __________  __________  __________

Net interest income                   4,454,170   4,515,333   4,365,692

Provision for losses on loans
 (Note C)                               (52,460)    (50,000)        -
                                     __________  __________  __________

Net interest income after provision
  for losses on loans                 4,506,630   4,565,333   4,365,692

NON-INTEREST INCOME
  Loan fees and service charges         164,316     141,690     191,696
  NOW account fees                      203,541     237,567     285,826
  Other                                 101,886      51,910     111,383
                                     __________  __________  __________
                                        469,743     431,167     588,905
NON-INTEREST EXPENSE
  Compensation and benefits           1,276,919   1,331,225   1,415,254
  Occupancy and equipment               123,121     130,555     172,615
  Deposit insurance premium             205,076     205,504     214,967
  Loss on foreclosed real estate,
    net                                   5,467       6,379       7,641
  Data processing                       108,003     145,907     155,404
  Provision for losses on
    foreclosed real estate
    (Note D)                            294,809         -        10,452
  Other                                 502,150     501,209     512,910
                                     __________  __________  __________
                                      2,515,545   2,320,779   2,489,243
                                     __________  __________  __________

Income before income taxes            2,460,828   2,675,721   2,465,354

Income tax expense (benefit)
  (Note J):
    Current                             751,002     768,097     733,257
    Deferred                            (22,349)    141,259      70,500
                                     __________  __________  __________
                                        728,653     909,356     803,757
                                     __________  __________  __________

Net Income                           $1,732,175  $1,766,365  $1,661,597
                                     ==========  ==========  ==========

Net Income Per Share (Note R)        $     1.04  $     1.14  $     1.09

     The accompanying notes are an integral part of these statements.


                               FFBS BANCORP, INC.

                                 AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 1994, 1995 AND 1996


                                                             Unrealized
                                                              Loss on
                          Additional               Unearned  Available-     Loan
                Common     Paid in     Retained     Compen-   For-Sale   Receivable   Treasury
                Stock      Capital     Earnings     sation   Securities  From ESOP      Stock       Total
               ________  ___________  ___________  ________  __________  ___________  _________  ___________
Balance,
 July 1, 1993  $ 15,870  $15,150,922  $ 9,048,921  $    -    $       -   $(1,269,600) $     -    $22,946,113

Net income          -            -      1,732,175       -            -           -          -      1,732,175

Issuance of
 common stock       159      158,541          -         -            -           -          -        158,700

Acquisition
 of treasury
 stock              -            -            -         -            -           -     (180,936)    (180,936)

Retirement
 of treasury
 stock              (30)     (29,970)     (16,453)      -            -           -       46,453          -

Cash
 dividends,
 $.35 per
 share              -            -       (576,126)      -            -           -          -       (576,126)


Stock awards
 (Note L)           476      475,624          -    (476,100)         -           -          -            -

Amortization
 of unearned
 compensation
 (Note L)           -            -            -     158,700          -           -          -        158,700

Unrealized
 loss on
 marketable
 equity
 securities         -            -            -         -        (10,786)        -          -        (10,786)

Reduction of
 ESOP loan
 (Note L)           -            -            -         -            -       126,960        -        126,960


Tax benefit
 for dividends
 paid to ESOP
 (Note L)           -            -          6,390       -            -           -          -          6,390
               ________  ___________  ___________  ________  __________  ___________  _________  ___________
Balance,
 June 30, 1994   16,475   15,755,117   10,194,907  (317,400)    (10,786)  (1,142,640)  (134,483)  24,361,190

Net income          -            -      1,766,365       -            -           -          -      1,766,365

Retirement of
 treasury
 stock              (87)     (86,993)     (47,403)      -            -           -      134,483          -

Purchase and
 retirement
 of stock          (466)    (465,524)    (260,273)      -            -           -          -       (726,263)

Cash
 dividends,
 $.40 per
 share              -            -       (639,306)      -            -           -          -       (639,306)

Amortization
 of unearned
 compensation
 (Note L)           -            -            -     158,700          -           -          -        158,700

Reduction of
 ESOP loan
 (Note L)           -            -            -         -            -       126,960        -        126,960

Adjustment to
 unrealized
 loss on
 available-
 for-sale
 securities         -            -            -         -         10,786         -          -         10,786

Excess of
 fair market
 value of
 allocated
 ESOP shares
 over cost
 (Note L)           -         82,524          -         -           -            -          -         82,524
               ________  ___________  ___________  ________  __________  ___________  _________  ___________
Balance,
 June 30,
 1995            15,922   15,285,124   11,014,290  (158,700)        -     (1,015,680)       -     25,140,956

Net income          -            -      1,661,597       -           -            -          -      1,661,597

Purchase and
 retirement
 of treasury
 stock             (200)    (199,700)    (150,776)      -           -            -          -       (350,676)

Cash
 dividends,
 $1.45 per
 share              -            -     (2,265,091)      -           -            -          -     (2,265,091)

Amortization
 of unearned
 compensation
 (Note L)           -            -            -     158,700         -            -          -        158,700

Reduction of
 ESOP loan
 (Note L)           -            -            -         -           -        126,960        -        126,960

Adjustment to
 unrealized
 loss on
 available-
 for-sale
 securities         -            -            -         -        (2,333)         -          -         (2,333)

Excess of
 fair market
 value of
 allocated
 ESOP shares
 over cost
 (Note L)           -        168,222          -         -           -            -          -        168,222
               ________  ___________  ___________  ________  __________  ___________  _________  ___________
Balance,
 June 30,
 1996          $ 15,722  $15,253,646  $10,260,020  $    -    $   (2,333) $  (888,720) $     -    $24,638,335
               ========  ===========  ===========  ========  ==========  ===========  =========  ===========

      The accompanying notes are an integral part of these statements.




                                FFBS BANCORP, INC.

                                  AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                         Years Ended June 30,
                             __________________________________________

                                  1994           1995           1996
                             ____________   ____________   ____________
CASH FLOWS FROM
OPERATING ACTIVITIES
 Net income                  $  1,732,175   $  1,766,365   $  1,661,597
 Adjustments to reconcile
  net income to net cash:
   Depreciation of
    properties and
    equipment                      43,637         52,020         93,497
   Depreciation of
    foreclosed real
    estate                         11,621            -              -
   Amortization of
    unearned compensation         158,700        158,700        158,700
   Accretion of discount
    on loans                       (9,026)        (9,971)       (10,965)
   Deferred income taxes
    (benefit)                     (22,349)       141,259         70,500
   FHLB stock dividends           (25,100)       (40,300)       (44,900)
   Provision for losses
    on loans                      (52,460)       (50,000)           -
   Provision for losses
    on foreclosed real
    estate                        294,809            -           10,452
   Sale of loans                5,422,000      1,844,000      5,655,000
   Loans originated for
    sale                       (5,422,000)    (1,844,000)    (5,655,000)
   Increase in accrued
    interest receivable          (228,209)      (186,248)      (105,876)
   (Increase) decrease
    in other assets                81,992        349,103       (717,263)
   Increase (decrease)
    in accrued interest
    payable on deposits           (23,307)       176,030         97,098
   Increase (decrease) in
    accrued expenses and
    other liabilities            (126,913)       326,205        (40,049)
   Excess of fair market
    value of allocated ESOP
    shares over cost                  -           82,524        168,222
                             ____________   ____________   ____________
 Net cash provided by
  operating activities          1,835,570      2,765,687      1,341,013

CASH FLOWS FROM INVESTING
ACTIVITIES
  Decrease in other
   interest-bearing
   deposits due from banks      1,285,999      1,376,000        100,000
 Loan originations            (24,949,000)   (31,666,000)   (38,953,000)
 Purchase of loans             (6,181,000)      (171,000)      (117,000)
 Purchase of mortgage-
  backed and related
  securities                   (4,494,438)           -         (984,900)
 Purchase of investment
  securities                  (21,100,121)    (9,445,618)   (20,771,985)
 Principal repayment of
  loans                        29,750,883     25,515,387     35,943,815
 Principal repayments of
  mortgage-backed and
  related securities            2,352,605        764,269        484,290
 Proceeds from calls and
  maturities of mortgage-
  backed and related
  securities                    1,081,000            -              -
 Proceeds from sale of
  mortgage-backed and
  related securities            2,049,153            -              -
 Proceeds from calls and
  maturities of investment
  securities                    3,366,752      6,474,104     19,744,348
 Sale of foreclosed real
  estate                          177,894            -          190,501
 Purchase of properties
  and equipment                   (33,513)      (290,326)       (59,708)
 Repayment of ESOP loan           126,960        126,960        126,960
                             ____________   ____________   ____________
 Net cash used in investing
  activities                  (16,566,826)    (7,316,224)    (4,296,679)

CASH FLOWS FROM FINANCING
ACTIVITIES
 Increase in deposits           4,297,099      1,065,791      6,571,941
 Increase (decrease) in
  advances from borrowers
  for taxes and insurance         (57,291)        18,144         (9,597)
 Issuance of common stock,
  net of conversion costs         158,700            -              -
 Acquisition of stock            (180,936)      (726,263)      (350,676)
 Cash dividends paid             (576,126)      (639,306)    (2,190,480)
 Tax benefit for dividends
  paid to ESOP                      6,390            -              -
                             ____________   ____________   ____________
Net cash provided by (used
 in) financing activities       3,647,836       (281,634)     4,021,188
                             ____________   ____________   ____________
Net increase (decrease) in
 cash and cash equivalents    (11,083,420)    (4,832,171)     1,065,522

Cash and cash equivalents
 at beginning of period        22,411,291     11,327,871      6,495,700
                             ____________   ____________   ____________
Cash and cash equivalents
 at end of period            $ 11,327,871   $  6,495,700   $  7,561,222
                             ============   ============   ============
Cash paid during the
 period for:
  Interest on deposits       $  3,362,013   $  3,677,987   $  4,465,890
  Income taxes                    680,000        832,663        721,692

Supplemental disclosure
of noncash activities:
 Acquisition of real
  estate in settlement
  of loans                        194,041         42,731        755,468


     The accompanying notes are an integral part of these statements.




                                FFBS BANCORP, INC.

                                  AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - SUMMARY OF ACCOUNTING POLICIES

  FFBS Bancorp, Inc., (the Company), its wholly-owned subsidiary, First Federal Bank for Savings (the Bank), and its subsidiary follow generally accepted accounting principles, including, where applicable, general practices within the thrift industry.

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

  1. Principles of Consolidation

  The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiary, First Service Corporation of Columbus. In June, 1994, First Service Corporation was dissolved and liquidated into the Bank. Significant intercompany accounts and transactions have been eliminated in consolidation.

  2. Nature of Operations

  The Company is a holding company which was formed for the purpose of acquiring all of the capital stock of the Bank as part of the Bank's conversion from a mutual to a federally chartered stock savings bank on June 30, 1993. Its most significant asset is its investment in the capital stock of the Bank.

  The Bank's principal business activity is to provide deposit account services to the general public and investing those deposits, together with funds from operations, primarily in family residential mortgage loans and, to a lesser extent, consumer loans, securities, and other assets.

  3. Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  4. Securities

  In May, 1993, the Financial Accounting Standards Board (FASB) issued Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company and the Bank adopted the provisions of the statement for securities as of July 1, 1994. Statement
  No. 115 requires that securities be classified as either trading, available-for-sale, or held-to-maturity. The Company and the Bank have classified all of its securities, with the exception of its investment in marketable equity securities, as held-to-maturity. Marketable equity securities are classified as available-for-sale. Management determines the appropriate classification at the time of purchase.

  Trading securities are held for resale for profit and are accounted for at their fair values. Realized and unrealized gains and losses are reported in earnings. At June 30, 1995 and 1996, the Company and the Bank had no securities classified as trading.

  Securities available-for-sale are carried at their fair values. Any unrealized difference between the amortized cost and the fair value is reported as a component of stockholders' equity, net of deferred income taxes.

  Securities classified as held-to-maturity are carried at amortized cost and includes those securities which management has the positive intent and the Company and the Bank have the ability to hold until maturity.

  Amortization of premiums and accretion of discounts are determined using the level yield method. The adjusted cost of the specific security sold is used to compute any gain or loss on securities sold.

  The yield on, and recoverability of, the carrying value of mortgage-backed and related securities may be affected by changes in interest rates and prepayments. Management periodically evaluates the effects of matters such as rate changes and prepayments and adjusts yields as necessary.

  5. Loans Receivable, Net

  Loans receivable, net are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan-origination fees and discounts.

  Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on consumer loans are recognized over the lives of the loans using methods that approximate the interest method.

  The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The allowance for loan losses is maintained at a level considered adequate by management. Management performs quarterly reviews of the Bank's loan portfolio to evaluate the adequacy of the allowance with any adjustments being made through provisions for loan losses. These reviews take into consideration the Bank's past due and nonperforming loans, prior years' loss experience, economic conditions, underlying loan collateral and the distribution of loans in the portfolio by risk class. Amounts of the allowance are assigned to specific loans and loan categories based upon these factors. Allowances for any impaired loans are generally determined based on collateral values. Although management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimates used in manage-ment's evaluation.

  Interest on loans that are contractually past due 90 or more days is generally charged off, or an allowance is established based on management's periodic evaluation unless the obligation is well secured and in the process of collection. The allowance is established by a charge to interest income equal to all interest previously accrued. Additionally, an allowance is established for interest on loans delinquent less than 90 days, but which in management's opinion may become uncollectible in part or in full.

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Mortgage loans held for sale at June 30, 1995 and 1996, were immaterial.

  6. Foreclosed Real Estate

  Real estate acquired in settlement of loans is reported in accordance with AICPA Statement of Position 92-3 ("SOP 92-3") Accounting for Foreclosed Assets. SOP 92-3 requires that other real estate be carried at the lower of (i) fair value minus estimated cost to sell or (ii) cost (the recorded investment in the related loan or loans plus acquisition costs). An allowance for losses is maintained to reflect declines, if any, in net fair values below the recorded amounts. Additions to the allowance are charged to operations.
  Costs of holding real estate acquired in settlement of loans are reflected as expense currently. Subsequent gains or losses on foreclosed real estate are reported in other operating income or expenses.

  7. Properties and Equipment

  Properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on a straight-line basis over the estimated useful life of each type of asset. Expenditures for maintenance and repairs which do not materially prolong the useful life of the assets are charged to operating expenses as incurred, and improvements are capitalized. Gains and losses on sale of assets are reflected in current operations.

  8. Deferred Income Taxes

  Deferred income taxes are accounted for in accordance with FASB Statement No. 109, Accounting for Income Taxes. Statement No. 109 requires the asset-and-liability method of accounting for income taxes. Under the asset-and-liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under Statement No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  9. Statement of Cash Flows

  For purposes of the consolidated statement of cash flows, all highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents consist of balances due from banks and federal funds sold.

  10. Off-Balance Sheet Financial Instruments

  In the ordinary course of business the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

  11. Accounting Pronouncements

  In October, 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation. The Statement encourages companies to adopt a fair value based method of accounting for stock-based compensation plans in place of the intrinsic value based method provided for by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Companies which continue to apply the provisions of APB 25 must make pro forma disclosures in the notes to their financial statements of net income and earnings per share as if the fair value based method of accounting defined in the Statement has been applied. The Company plans to adopt the Statement in fiscal year 1997 on a pro forma disclosure basis.

  Statement No. 122, Accounting for Mortgage Servicing Rights was issued in May, 1995, by the FASB. The Statement is applicable to transactions in which a mortgage banking institution sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including any purchased before the adoption of this Statement. The accounting distinction between rights to service mortgage loans for others that are acquired through origination activities and those acquired through purchase transactions is eliminated. The Statement applies prospectively in fiscal years beginning after December 15, 1995. Management does not believe that the Statement will have a material impact on the consolidated financial statements when adopted.

  In March, 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived
  Assets to be Disposed of. Statement No. 121 establishes accounting standards for the impairment of long-lived assets, certain intangibles, and goodwill related to those assets to be held and used or to be disposed of. Management does not believe the adoption of this Statement in fiscal year 1997 will have a significant impact on the consolidated financial statements.

  12. Financial Statement Reclassification

  The financial statements for prior years have been reclassified in order to conform with the 1996 financial statement presentation. The reclassification did not change total assets or net income.


NOTE B - SECURITIES

  The carrying values and estimated market values of investment securities and mortgage-backed and related securities are as follows:

                                           June 30, 1995
                          _______________________________________________
                                         Gross      Gross      Estimated
                           Carrying   Unrealized  Unrealized     Market
         Description         Value       Gains      Losses       Value
  _______________________ ___________ ___________ ___________ ___________

  Held-to-Maturity:
   U. S. Treasury
    securities            $ 4,516,774 $       950 $    41,611 $ 4,476,113
   Securities of other
    U.S. Government
    obligations            19,951,657      39,363     162,546  19,828,474
   Obligations of states
    and political sub-
    divisions               1,163,975         -        16,649   1,147,326
   Mortgage-backed and
    related securities      2,010,978       2,356      19,713   1,993,621
                          ___________ ___________ ___________ ___________
   Total held-to-
    maturity
    securities             27,643,384      42,669     240,519  27,445,534

  Available-for-Sale:
   Marketable equity
    securities              1,077,707         -           -     1,077,707
                          ___________ ___________ ___________ ___________

   Total securities       $28,721,091 $    42,669 $   240,519 $28,523,241
                          =========== =========== =========== ===========


                                           June 30, 1996
                          _______________________________________________
                                         Gross      Gross      Estimated
                           Carrying   Unrealized  Unrealized     Market
         Description         Value       Gains      Losses       Value
  _______________________ ___________ ___________ ___________ ___________

  Held-to-Maturity:
   U. S. Treasury
    securities            $ 2,011,521 $     1,438 $     5,094 $ 2,007,865
   Securities of other
   U.S. Government
    obligations            22,577,276         411     217,879  22,359,808
   Obligations of states
    and political
    subdivisions            2,008,600       3,686       5,580   2,006,706
   Mortgage-backed and
    related securities      2,506,359         992      57,395   2,449,956
                          ___________ ___________ ___________ ___________
   Total held-to-
    maturity securities    29,103,756       6,527     285,948  28,824,335

  Available-for-Sale:
   Marketable equity
    securities              1,143,249         -           -     1,143,249
                          ___________ ___________ ___________ ___________

  Total securities        $30,247,005 $     6,527 $   285,948 $29,967,584
                          =========== =========== =========== ===========

  Investment securities with a carrying value of $968,200 at June 30, 1995 and 1996, were pledged for various purposes as required by law.

  The carrying values and estimated market values of investment debt securities by contractual maturities as of June 30, 1995 and 1996, are shown below. The equity securities have been excluded from the maturity table because they do not have contractual maturities associated with debt securities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                               June 30, 1995            June 30, 1996
                          _______________________  ______________________
                                       Estimated               Estimated
                           Carrying      Market     Carrying     Market
                             Value       Value       Value       Value
                          ___________ ___________ ___________ ___________

  Due in one year or
   less                   $12,509,633 $12,468,773 $10,509,461 $10,486,353
  Due after one year
   through five years      13,122,773  12,983,140  15,079,176  15,075,475
  Due after ten years             -           -     1,008,760     812,551
                          ___________ ___________ ___________ ___________
                           25,632,406  25,451,913  26,597,397  26,374,379
  Mortgage-backed and
   related securities       2,010,978   1,993,621   2,506,359   2,449,956
                          ___________ ___________ ___________ ___________

                          $27,643,384 $27,445,534 $29,103,756 $28,824,335
                          =========== =========== =========== ===========

  The carrying values of mortgage-backed and related securities are summarized as follows:

                                        June 30, 1995
                   ______________________________________________________
                                                               Estimated
                    Principal Unamortized Unearned   Carrying    Market
    Description      Balance    Premiums  Discounts   Value      Value
  _______________  __________ ___________ _________ __________ __________

  FNMA balloon
   notes           $   65,575 $       -   $     268 $   65,307 $   67,663
  FNMA REMIC          219,003       1,281       -      220,284    218,005
  FHLMC
   certificates     1,717,891       8,167       671  1,725,387  1,707,953
                   __________ ___________ _________ __________ __________

                   $2,002,469 $     9,448 $     939 $2,010,978 $1,993,621
                   ========== =========== ========= ========== ==========


                                        June 30, 1996
                   ______________________________________________________
                                                               Estimated
                    Principal Unamortized Unearned   Carrying    Market
    Description      Balance    Premiums  Discounts   Value      Value
  _______________  __________ ___________ _________ __________ __________

  FNMA balloon
   notes           $1,008,471 $     4,735 $      91 $1,013,115 $  984,402
  FNMA REMIC           20,371         -         -       20,371     20,290
  FHLMC
   certificates     1,469,338       3,878       343  1,472,873  1,445,264
                   __________ ___________ _________ __________ __________

                   $2,498,180 $     8,613 $     434 $2,506,359 $2,449,956
                   ========== =========== ========= ========== ==========

  Mortgage-backed and related securities were issued or are guaranteed by an agency of the U. S. Government. Although mortgage-backed and related securities are initially issued with a stated maturity date, the under-lying mortgage collateral may be prepaid by the mortgagee and; therefore, such securities may not reach their maturity date. At June 30, 1995 and 1996, there were no material concentrations of credit risk.

  There were no sales of securities during the years ended June 30, 1995 and 1996. Gross losses of $19,153 on bonds sold during the year ended June 30, 1994, is included in other non-interest expense.


NOTE C - LOANS RECEIVABLE, NET

 Loans receivable, net are summarized as follows:
                                                      (In Thousands)
                                                          June 30,
                                                     __________________
                                                       1995      1996
                                                     ________  ________
  Mortgage Loans

    Principal balances:
     One-to-four family residential                  $ 60,439  $ 61,077
     Multi-family                                       1,284     1,021
     Commercial real estate                             7,715     7,867
     Construction and land                              2,616     4,218
                                                     ________  ________
        Total mortgage loans                           72,054    74,183
                                                     ________  ________

  Consumer and Other Loans

    Principal balances:
     Loans on deposit accounts                          1,416     1,592
     Home improvement and education                       114        83
     Automobile                                         2,793     3,680
     Commercial - collateralized                        1,418       974
     Commercial - unsecured                               272       479
     Personal - unsecured                                  30       -
     Other                                              3,038     3,230
                                                     ________  ________

        Total consumer and other loans                  9,081    10,038
                                                     ________  ________

  Total loans receivable                               81,135    84,221

  Less unearned discount and deferred loan fees            39        27

  Less allowance for loan losses                          705       666
                                                     ________  ________

  Loans receivable, net                              $ 80,391  $ 83,528
                                                     ========  ========


  Activity in the allowance for loan losses is as follows:

                                                      (In Thousands)
                                                        Years Ended
                                                          June 30,

                                                      1994  1995  1996
                                                      ____  ____  ____

   Balance at beginning of period                     $882  $803  $705

   Additions:
     Provision for losses on loans                     (53)  (50)   -
     Recoveries                                         10     4     5
                                                      ____  ____  ____
                                                       839   757   710
   Deductions:
     Loans charged off                                  36    52    44
                                                      ____  ____  ____

   Balance at end of period                           $803  $705  $666
                                                      ====  ====  ====

  The Bank adopted FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan and Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures as of July 1, 1995. These Statements require that loans determined to be impaired be measured based on the present value of expected future cash flows or, as a practical expedient, on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measurement of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded. The Bank had previously determined its allowance for loan losses using methods similar to those prescribed in the statements. The Bank's loan portfolio consists principally of family residential mortgage loans and consumer installment loans, which are exempt from the requirements of the Statements if evaluated collectively, as is done by the Bank. As a result, the adoption of these Statements had no impact on the consolidated financial statements, and at June 30, 1996, any loans designated as impaired were not significant.

  Loans receivable delinquent are as follows:
                                                         (In Thousands)
                                                             June 30,
                                                          1995    1996
                                                         ______  ______

   Past due 30-89 days and still accruing                $6,270  $5,836
   Past due 90 days or more and still accruing              735     675
                                                         ______  ______
                                                          7,005   6,511
   Nonaccrual loans                                         549     495
                                                         ______  ______

                                                         $7,554  $7,006
                                                         ======  ======

  If interest on nonaccrual loans had been recognized at the original interest rates, the effect on consolidated net income in each of the three years ended June 30, 1996, would not have been material.

  The Bank is not committed to lend additional funds to borrowers of impaired or nonaccrual loans.


NOTE D - FORECLOSED REAL ESTATE

  The Bank was a defendant in a lawsuit in which the plaintiff attempted to cancel a lease under which the Bank was operating property on which it had foreclosed. The Bank was the holder of a leasehold land deed of trust and cancellation of the lease would forfeit the Bank's security interest in the property. The Bank's position was upheld in Chancery Court, but the case was appealed to the State of Mississippi Supreme Court. Upon appeal, the Supreme Court agreed with the plaintiff and the Bank charged the carrying basis of $661,126 to the allowance for losses on foreclosed real estate during the year ended June 30, 1994.

  Activity in the allowance for losses on foreclosed real estate is as follows:

                                                     (In Thousands)
                                                      Years Ended
                                                        June 30,

                                                  1994    1995    1996
                                                 ______  ______  ______

    Beginning balance                            $  374  $   -   $   -
    Provision charged to operations                 295      -       10
    Losses charged to allowance                    (669)     -       -
                                                 ______  ______  ______

    Ending balance                               $   -   $  -    $   10
                                                 ======  ======  ======

NOTE E - PROPERTIES AND EQUIPMENT

  Properties and equipment consist of the following:
                                                           June 30,

                                                        1995       1996
                                                    __________  __________

   Land                                             $  331,217  $  331,217
   Buildings                                         1,034,482   1,047,587
   Furniture and equipment                             486,474     522,597
                                                    __________  __________
                                                     1,852,173   1,901,401
   Less accumulated depreciation                       722,961     805,978
                                                    __________  __________

                                                    $1,129,212  $1,095,423

  Depreciation expense totaled $43,637, $52,020 and $93,497 for the years ended 1994, 1995 and 1996, respectively.


NOTE F - FEDERAL HOME LOAN BANK STOCK

  The Bank is a member of the Federal Home Loan Bank system. Investment in stock of a Federal Home Loan Bank is required by law of every federally chartered savings bank. No ready market exists for the stock, and it has no quoted market value; therefore, the stock is assumed to have a market value which is equal to its cost.


NOTE G - ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable consisted of interest accrued on the following:

                                                          June 30,

                                                       1995       1996
                                                   __________  __________

    Loans                                          $  657,234  $  732,947
    Mortgage-backed and related securities             10,249      13,419
    Investment securities                             352,632     379,625
                                                   __________  __________

                                                   $1,020,115  $1,125,991
                                                   ==========  ==========

NOTE H - OTHER ASSETS

  Other assets consist of the following:
                                                           June 30,
                                                   ______________________
                                                       1995        1996
                                                   __________  __________

    Recognition and retention plans contribution   $  158,700  $  158,700
    Deferred income tax                                44,606         -
    Organization costs                                 20,301      13,534
    Prepaid income taxes                               42,070      25,335
    Prepaid expenses and other assets                 132,081     161,982
                                                   __________  __________

                                                   $  397,758  $  359,551
                                                   ==========  ==========

NOTE I - DEPOSITS

  Approximate deposit balances by interest rates are summarized as follows:
                                       ($ In Thousands)
                                            June 30,
                      ___________________________________________________
                                  1995                     1996
                      __________________________ ________________________
                                       Weighted                  Weighted
                              Percent   Average         Percent   Average
                              Of Total  Nominal         Of Total  Nominal
                       Amount Deposits   Rate   Amount  Deposits   Rate
                      _______ ________ ________ _______ ________ ________

    Demand accounts:
     Checking         $ 2,641    2.85%    0.00% $ 2,851    2.88%    0.00%
     NOW                8,256    8.92%    2.33%  10,383   10.47%    2.26%
     Savings            5,951    6.43%    2.78%   6,330    6.38%    2.76%
     Money market       6,325    6.83%    3.58%   6,057    6.11%    3.46%
                      _______ ________ ________ _______ ________ ________
                       23,173   25.03%    2.52%  25,621   25.84%    2.42%
                      _______ ________ ________ _______ ________ ________
    Certificate
     accounts:
      Maturing 0-3
       months          18,750   20.25%    4.77%  20,250   20.42%    5.36%
      Maturing 3-6
       months          15,927   17.20%    5.05%  15,573   15.71%    5.36%
      Maturing 6-12
       months          19,595   21.17%    5.67%  24,842   25.06%    5.45%
      Maturing 1-2
       years           12,192   13.17%    6.01%  10,291   10.38%    5.54%
      Maturing 2-3
       years            2,237    2.42%    5.69%   1,763    1.78%    5.87%
      Maturing 3-4
       years              649     .70%    5.98%     652     .66%    6.53%
      Maturing over
       4 years             53     .06%    8.00%     156     .15%    5.95%
                      _______ ________ ________ _______ ________ ________
                       69,403   74.97%    5.35%  73,527   74.16%    5.44%
                      _______ ________ ________ _______ ________ ________

  Total deposits      $92,576  100.00%    4.64% $99,148  100.00%    4.66%
                      =======  ======= ======== ======= ======== ========

  A summary of certificate accounts by interest rate follows:

                           June 30, 1995              June 30, 1996
                   ___________________________ __________________________
                                      Average                     Average
   Interest Rate   Number   Balance   Balance  Number   Balance   Balance
  _______________  ______ ___________ ________ ______ ___________ _______

  Less than 3.00%       4 $   483,000 $120,750     14 $   394,000 $28,143
  3.01% - 4.00%       261   3,258,000   12,483      3      60,000  20,000
  4.01% - 5.00%     1,394  25,473,000   18,273  1,119  18,354,000  16,402
  5.01% - 6.00%     1,041  27,308,000   26,232  1,756  46,398,000  32,697
  6.01% - 7.00%       341  11,797,000   34,595    228   7,455,000  32,697
  7.01% - 8.00%        15   1,084,000   72,267     12     866,000  72,167
                   ______ ___________ ________ ______ ___________ _______

                    3,056 $69,403,000 $ 22,710  3,132 $73,527,000 $23,476
                   ====== =========== ======== ====== =========== =======

  The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $16,243,000 and $13,755,000 at June 30, 1995 and 1996, respectively.

  Interest expense on deposits is summarized as follows:

                                                       (In Thousands)
                                                         Years Ended
                                                           June 30,
                                                   ______________________
                                                    1994    1995    1996
                                                   ______  ______  ______

   NOW accounts                                    $  169  $  222  $  203
   Savings                                            175     179     168
   Money market                                       239     228     227
   Certificate accounts                             2,756   3,225   3,965
                                                   ______  ______  ______

                                                   $3,339  $3,854  $4,563
                                                   ======  ======  ======

NOTE J - INCOME TAXES

  Retained earnings at June 30, 1996, included approximately $2,080,000 for which no deferred income tax liability has been recognized. This amount represents the base year amount of the bad debt reserves for income tax purposes and under FASB Statement No. 109 is considered to be a difference that is not expected to reverse in the foreseeable future. The unrecorded deferred income tax liability on this amount was approximately $775,000 at June 30, 1996.

  The provision for federal income taxes differs from that computed at the statutory 34 percent federal corporate tax rate as follows:

                                                        Years Ended
                                                          June 30,
                                                     __________________
                                                     1994   1995   1996
                                                     ____   ____   ____

    Federal income tax rates                          34%    34%    34%
    Change in taxes resulting from:
      Nontaxable income                               (4%)   (4%)   (3%)
      State income tax, net                            2%     2%     2%
      Excess of fair market value of
        allocated ESOP shares over cost                -      1%     2%
      Other                                           (2%)    1%    (2%)
                                                     ____   ____   ____

                                                      30%    34%    33%
                                                     ====   ====   ====

  The sources of timing differences and the resulting deferred income tax expense (benefit) follow:

                                                       (In Thousands)
                                                        Years Ended
                                                           June 30,

                                                      1994   1995   1996
                                                      ____   ____   ____

    Provision for losses on loans
      and foreclosed real estate                      $  7   $105   $ 51
    Discount accretion                                   7     10    (10)
    Installment sale                                    (5)    (5)    -
    Stock option plans                                 (59)     -     -
    Depreciation                                         -      6     15
    FHLB stock                                          13     15     17
    Other, net                                          15     10     (2)
                                                      ____   ____   ____

                                                      $(22)  $141   $ 71
                                                      ====   ====   ====

  Significant components of the net deferred income tax asset (liability) included in other assets (liabilities) at June 30, 1995 and 1996, are as follows:
                                                        1995      1996
                                                      ________  ________
    Deferred income tax assets:
      Allowance for loan losses                       $125,000  $ 73,609
      Stock options                                     59,195    59,195
      Other                                                417       870
                                                      ________  ________

       Total deferred income tax assets                184,612   133,674
                                                      ________  ________

    Deferred income tax liabilities:
      Premises and equipment                             6,500    22,117
      Securities                                        16,113     5,840
      Loans                                             27,015    24,485
      FHLB stock                                        90,378   107,126
                                                      ________  ________
        Total deferred income tax liabilities          140,006   159,568
                                                      ________  ________

    Net deferred income tax asset (liability)         $ 44,606  $(25,894)
                                                      ========  ========


NOTE K - REGULATORY MATTERS

  The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighing, and other factors.

  To ensure capital adequacy, quantitative measures have been established by the Bank's primary regulator, the Office of Thrift Supervision (OTS). Current OTS standards require that the Bank maintain tangible capital (as defined) equal to at least 1.5% of tangible assets, core capital
  (as defined) equal to at least 3% of adjusted tangible assets, and risk-based capital (as defined) equal to at least 8% of risk-weighted assets. Management believes, as of June 30, 1996, that the Company and the Bank exceed all capital adequacy requirements.

  At June 30, 1996, the Bank was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is deemed to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier 1 risk-based capital ratio of 6% or more, and has a Tier 1 leverage capital ratio of 5% or more. At June 30, 1996, the Bank's capital exceeded all of the capital standards of a well-capitalized institution. There are no conditions or anticipated events that, in the opinion of management, would change the category.

  The Bank's actual capital amounts and ratios at June 30, 1995 and 1996, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

                                                 ($ In Thousands)
                                           June 30, 1995   June 30, 1996
                                           ______________  ______________
                                           Amount   Ratio  Amount   Ratio
                                           _______  _____  _______  _____

    Tangible capital                       $18,800  16.6%  $19,080  15.9%
    Core/leverage capital                   18,800  16.6%   19,080  15.9%
    Tier 1 risk-based capital               19,415  31.5%   19,665  30.1%
    Total risk-based capital                19,415  31.5%   19,665  30.1%

  Regulations also include restrictions on loans to one borrower, on certain types of investments and loans, on loans to officers, directors, and principal shareholders, on brokered deposits and on transactions with affiliates.

  To qualify under the Qualified Thrift Lender (QTL) test, approximately 65% of assets must be maintained in housing related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the Bank must convert to a commercial bank charter.


NOTE L - EMPLOYEE BENEFITS AND STOCK OPTIONS

  The Bank participates in a multiemployer, noncontributory defined benefit pension plan for substantially all of its full-time employees by being a member of the Financial Institutions Retirement Fund, a non-profit, tax-exempt pension trust which is administered by a Board of Directors comprised of presidents of FHLB and officers of various participating associations. The Fund invests the contributions made to it and, under its Comprehensive Retirement Program, it pays out retirement, disability and death benefits. The multiemployer plan's assets exceed the actuarially computed value of vested benefits at June 30, 1995, the most recent valuation date. There is no unfunded liability for past service. Plan benefits are fully vested after five years of service and are based on an employee's years of service and a percentage of the employee's average salary, using the five highest consecutive years preceding retirement. The Bank's funding policy is to make contributions to the plan equal to the amount accrued as pension expense. The plan was fully funded for 1994, 1995 and 1996; and accordingly, no contributions were made.

  The Bank also provides a profit sharing plan with a (401-K) provision which allows eligible employees to defer up to 15% of their compensa-tion, as defined, by making a contribution to the plan. The plan allows the Bank to make a matching contribution equal to the deferred compensation of the participants, but not in excess of 50% of each participant's contribution and also provides for an "Excess Contri-bution" which can be made at the discretion of the Board of Directors. The expense for the plan included in the accompanying financial statements was $5,292, $12,416 and $11,205 for the years ended
  June 30, 1994, 1995 and 1996, respectively.

  At June 30, 1993, the Bank established an Employee Stock Ownership Plan
  (ESOP) for eligible employees. The ESOP borrowed $1,269,600 from the Company to purchase 126,960 shares of Company common stock. The loan obligation is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned benefit expense are reduced by the amount of any loan repayments made by the ESOP.
  Cash contributions to the ESOP are determined based on its total debt service less any dividends paid on ESOP shares. All dividends paid on the shares held by the ESOP are used to service the debt. For the year ended June 30, 1994, the tax benefit applicable to dividends paid on allocated shares of common stock held by the ESOP is credited to income tax expense whereas the tax benefit applicable to dividends on unallocated shares is credited to retained earnings. ESOP expense is recognized based on the shares allocated method and totaled
  $184,092 for the year ended June 30, 1994.  For the year ended
  June 30, 1995, the Bank adopted Statement of Position 93-6 (SOP 93-6), Employers' Accounting for Employee Stock Ownership Plans. Upon its formation, ESOP shares were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to qualified employees, based on the proportion of debt service paid for the year. As shares are released from collateral, an expense is recorded equal to the current fair market value of the shares, and the shares become outstanding for earnings per share computations.
  For the years ended June 30, 1995 and 1996, additional expenses of $82,524 and $168,222, respectively, were reported due to the adoption of SOP 93-6. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, while dividends on unallocated shares are recorded as a reduction of debt. The tax benefit of tax-deductible dividends are reported as a reduction of income tax expense. ESOP expense for the years ended June 30, 1995 and 1996, totaled $209,484 and $295,180, respectively. The ESOP shares as of June 30, 1995 and 1996, were as follows:

                                                           June 30,
                                                   ______________________
                                                       1995       1996
                                                   __________  __________

    Allocated shares                                   12,696      25,392
    Shares released for allocation                     12,696      12,696
    Unreleased shares                                 101,568      88,872
                                                   __________  __________

    Total ESOP shares                                 126,960     126,960
                                                   ==========  ==========

    Fair value of unreleased shares at June 30     $1,675,872  $2,066,274

  The Board of Directors of the Company has adopted the FFBS Bancorp, Inc., 1993 Incentive Stock Option Plan (the "Option Plan"). The Option Plan was approved by the Company's stockholders on October 20, 1993. The Board of Directors has reserved 79,350 of authorized but unissued shares of common stock for issuance. Specified employees of the Company and its subsidiary are eligible to participate. The Option Plan is administered by a committee of outside directors. The Option Plan authorizes the grant of (i) options to purchase Company Common Stock intended to qualify as incentive stock options,
  (ii) options that do not so qualify ("non-statutory options") and
  (iii) limited rights which are exercisable only upon a change in control of the Company. The exercise price is at least 100% of the fair market value at the time of the grant of the underlying common stock. Options become exercisable in whole or in part at such times (no later than 10 years from the date of grant) as the committee determines. Options to purchase 47,608 shares have been granted as of June 30, 1996, of which, none have been exercised.

  The Board of Directors of the Company has adopted the FFBS Bancorp, Inc., 1993 Stock Option Plan for Outside Directors (the "Directors' Option Plan") of the Company and its subsidiary. The Directors' Option Plan was approved by the Company's stockholders on October 20, 1993. The Directors' Option Plan provides for the granting of 79,350 shares of Common stock shares. Authorized but unissued shares or treasury shares may be used to satisfy an exercise of an option, resulting in an increase in the number of shares outstanding. The exercise price per share of each option will be equal to the fair market value of the shares of Common Stock on the date the option is granted. All options granted expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director. At June 30, 1996, 52,688 shares had been granted, and none had been exercised.

  The Bank has established Recognition and Retention Plans as a method of providing directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank.  The terms of each Plan are identical, only the
  participants vary.   Awards to directors are fixed and are granted
  in the form of shares of Common Stock to be held in trust. Awards are nontransferable and nonassignable. Directors of the Bank earn (i.e., become vested in)shares of Common Stock covered by the award at a rate of 33-1/3% per year and will be 100% vested in the event of termination of employment due to death, disability or retirement or following a change in the control of the Bank or the Company.
  In the event that a director ceases to serve with the Bank or the Company for any other reason, the director's nonvested awards will be forfeited. When shares become vested and are actually distributed in accordance with the Plans, the participants will also receive amounts equal to any accrued dividends with respect thereto. At
  June 30, 1995, 63,480 shares are available, of which 47,610 shares have been awarded and were vested. The total purchase price of the awarded stock is reported as a reduction of stockholders' equity and is amortized to expense as the directors become vested. For each of the years ended June 30, 1994, 1995 and 1996, $158,700 was amortized to expense. The Bank receives an income tax benefit in the year the awards are reported as taxable income by the director.


NOTE M - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notational amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for balance sheet instruments.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

  Approximate contract or notational amounts of financial instruments whose contract amounts represent credit risk are:
                                                        June 30,
                                                  ______________________
                                                     1995        1996
                                                  __________  __________
   Commitments to extend credit secured by
     mortgages on dwelling units:
       Adjustable rate                            $1,015,700  $  873,400
       Fixed rate                                    840,056     946,433
   Commitments to extend other credit                726,983         -

  The commitments to originate fixed rate mortgage loans represent amounts the Bank plans to fund within a period of 60 to 120 days. These commitments were made with interest rates ranging from 9.00% to 10.50%.


NOTE N - CONCENTRATION OF CREDIT RISK

  Ninety-eight percent of the Bank's loans and commitments have been granted to customers in the Bank's market area. Generally, such customers are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

  At June 30, 1996, the Bank had deposits with financial institutions in excess of federally insured limits by approximately $5,373,000. Of this amount, approximately $3,444,000 was on deposit at The Federal Home Loan Bank of Dallas, an instrumentality of the U. S. Government.


NOTE O - RELATED PARTY TRANSACTIONS

  In the normal course of business, the Bank makes loans to its directors and executive officers and to companies in which they have a significant ownership interest. These loans, totaling $373,000 at June 30, 1995, and $321,498 at June 30, 1996, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.


NOTE P - FINANCIAL INSTRUMENTS

  At June 30, 1996, the Company and its subsidiary adopted FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments. The Statement requires disclosure of fair value information about financial instruments, whether or not recognized in the financial statement. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and its subsidiary. The carrying amounts presented are the amounts at which the financial instruments are reported in the consolidated financial statements.

  The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

   Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair value.

   Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.
   Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

   Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.


   Off-Balance Sheet Financial Instruments: Off-balance sheet instruments consist of any commitments to extend credit, letters of credit, etc. Generally, these commitments have a term of 30 to 120 days. Management is of the opinion the estimated fair value is not significantly different than the contractual or notational amounts.

  The estimated fair values of the financial instruments at June 30, 1996, are as follows:

                                                              Estimated
                                                  Carrying      Fair
                                                   Value        Value
                                                ___________  ___________
   Financial assets:
     Cash and cash equivalents                  $ 7,561,222  $ 7,561,222
     Investment securities                       27,740,646   27,517,628
     Mortgage-backed securities                   2,506,359    2,449,956
     Federal Home Loan Bank stock                   756,500      756,500
     Loans, net of allowance                     83,528,151   84,139,507

   Financial liabilities:
     Deposits                                    99,148,108   99,361,405

   Commitments to extend credit                   1,819,833    1,819,833


NOTE Q - CONVERSION TO STOCK FORM OF OWNERSHIP

  On June 30, 1993, the Bank converted from a federally-chartered mutual institution to a federally-chartered stock savings bank with 100% of the stock of the Bank issued to the Company which was formed in connection with the conversion. As part of the conversion, the Company issued 1,587,000 shares of its common stock. Sources of cash flow to the Company are dependent upon earnings from investment of net proceeds retained by it in the conversion and any dividends received from the Bank.

  At conversion, the Bank established a liquidation account in an amount equal to the total net worth of the Bank as of the date of the latest balance sheet contained in the final offering circular. Each eligible account holder will be entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the account holders' deposit falls below the amount on the dates of record and will cease to exist if the account is closed. The liquidation account is not increased despite any increase after conversion in the related deposit balance of an eligible account holder.

  For three years after the conversion, the Company is prohibited by banking regulations from repurchasing any shares of its common stock except for certain situations; one of which is prior approval of the Company's primary regulator.

  The Bank may not declare or pay cash dividends on any of its stock if the effect thereof would cause the Bank's net worth to be reduced below the amount required for federal regulatory capital requirements The Company is subject to Delaware law which limits dividends to an amount equal to the excess of the Company's net assets over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.


NOTE R - NET INCOME PER SHARE

  Net income per share for 1994, 1995 and 1996 is computed on the basis of the weighted average shares of common stock outstanding plus common stock equivalents arising from the effect of stock options, using the treasury stock method. The following is a reconciliation of the weighted average number of shares of common stock actually outstanding with the number of shares used in the computation of net income per share. Total shares outstanding for fully diluted income per share computations were not significantly different.

                                        1994        1995        1996
                                     __________  __________  __________

   Weighted number of shares
     actually outstanding             1,649,838   1,495,192   1,478,209
   Common stock equivalent
    (stock options)                      19,429      54,022      50,631
                                     __________  __________  __________

     Total shares                     1,669,267   1,549,214   1,528,840
                                     ==========  ==========  ==========


NOTE S - CONDENSED PARENT COMPANY STATEMENTS

  Balance sheets as of June 30, 1995 and 1996, and statements of income and cash flows for the years then ended, of FFBS Bancorp, Inc. (parent company only) are presented below.

                                                      June 30,
   Balance Sheets                             ________________________
                                                  1995        1996
     Assets:                                  ___________  ___________
       Cash                                   $   328,904  $   416,522
       Federal funds sold                       1,350,000      550,000
       Investment securities                    4,022,748    4,008,874
       Investment in First Federal Bank
         for Savings                           18,799,825   19,041,705
       Other assets                             1,120,576      979,158
                                              ___________  ___________

                                              $25,622,053  $24,996,259
                                              ===========  ===========

     Liabilities and Stockholders' Equity:
       Accounts payable                       $     3,960  $       -
       Dividend payable                           318,435      393,046
       Other liabilities                              -          1,200
       Stockholders' equity                    25,299,658   24,602,013
                                              ___________  ___________

                                              $25,622,053  $24,996,259
                                              ===========  ===========
   Statements of Income

     Income:
       Dividend income                        $       -    $ 1,500,000
       Interest on investment securities          196,688      180,286
       Other                                      140,643      120,992
                                              ___________  ___________
                                                  337,331    1,801,278

     Expense                                       68,308       52,361
                                              ___________  ___________
     Income before income taxes and equity
       in undistributed earnings of
       subsidiary                                 269,023    1,748,917

     Income taxes                                  73,000       36,352
                                              ___________  ___________

     Income before equity in undistributed
       earnings of subsidiary                     196,023    1,712,565

     Equity in earnings of subsidiary           1,570,342          -

     Equity in dividends in excess of
       earnings                                       -        (50,968)
                                              ___________  ___________

     Net Income                               $ 1,766,365  $ 1,661,597
                                              ===========  ===========


   Statements of Cash Flows

     Cash flows from operating activities:
       Net income                             $ 1,766,365  $ 1,661,597
       Equity in earnings of subsidiary        (1,570,342)         -
       Equity in subsidiary dividends
         received in excess of earnings               -         50,968
       Decrease in other assets                    11,081       14,459
       Increase (decrease) in accounts
         payable                                  306,424       (2,760)
                                              ___________  ___________
     Net cash provided by operating
       activities                                 513,528    1,724,264

     Cash flows from investing activities:
       Repayment on ESOP loan                     126,960      126,960
       Purchase of securities                         -       (986,126)
       Proceeds from maturities of
         securities                               661,842    1,000,000
                                              ___________  ___________
     Net cash provided by investing
       activities                                 788,802      140,834

     Cash flows from financing activities:
       Treasury stock acquisition                (726,263)    (350,676)
       Cash dividends paid                       (639,306)  (2,226,804)
                                              ___________  ___________

     Net cash used in financing activities     (1,365,569)  (2,577,480)
                                              ___________  ___________

   Net decrease in cash and cash equivalents      (63,239)    (712,382)

   Cash and cash equivalents at beginning of
     period                                     1,742,143    1,678,904
                                              ___________  ___________
   Cash and cash equivalents at end of
     period                                   $ 1,678,904  $   966,522
                                              ===========  ===========