Form 10KSB, Exhibit 13
period 1997-06-30
FFBS BANCORP INC
filed 1997-09-24
CIK 899678

EXHIBIT 13.a.

                               MARKET INFORMATION



COMMON STOCK

The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FFBS" and is quoted on NASDAQ's National Market System. The stock traded in a range from $19.75 to $24.50 during the fiscal year 1997, and dividends were declared semi-annually in June and December.



                                 EXHIBIT 13.b.

                            SELECTED FINANCIAL DATA


                                     Years Ended June 30,
                    _____________________________________________________
INCOME DATA            1997       1996       1995       1994       1993
                    _________  _________  _________  _________  _________
                                           (In Thousands)

Interest income     $   9,454  $   8,929  $   8,430  $   7,793  $   7,601
Interest expense        4,763      4,563      3,854      3,339      3,971
                    _________  _________  _________  _________  _________
 Net interest
  income                4,691      4,366      4,576      4,454      3,630

Less Provision for
 losses on loans            0          0        (50)       (52)       224
                    _________  _________  _________  _________  _________

Net interest
 income after
 provision for
 losses on loans        4,691      4,366      4,626      4,506      3,406
                    _________  _________  _________  _________  _________

Non-interest
 income:
  Loan fees &
   service
   charges                238        192        118        164        133
  NOW account
   fees                   301        286        238        204        188
  Other                    95        111         83        102        140
                    _________  _________  _________  _________  _________

   Total non-
    interest
    income                634        589        439        470        461
                    _________  _________  _________  _________  _________

Other expenses:
 Compensation &
  benefits              1,434      1,415      1,331      1,277        896
 Occupancy,
  furniture &
  equipment               189        173        131        123        130
 Deposit insurance
  premiums                731        215        206        205        174
 Data processing          149        155        146        108        106
 Provision for real
  estate losses            -          10         -         295        186
 Loss on
  foreclosed real
  estate                   -           8          6          5        108
 Other                    576        513        570        502        316
                    _________  _________  _________  _________  _________

  Total Other
   Expenses             3,079      2,489      2,390      2,515      1,916
                    _________  _________  _________  _________  _________

Income before
 taxes                  2,246      2,466      2,675      2,461      1,951
Income tax expense        768        804        909        729        678
                    _________  _________  _________  _________  _________

  Net Income        $   1,478  $   1,662  $   1,766  $   1,732  $   1,273
                    =========  =========  =========  =========  =========

NET INCOME PER
 SHARE              $    0.97  $    1.09  $    1.14  $    1.04  $    N/A


FINANCIAL DATA

Shares
 Outstanding            1,577      1,572      1,592      1,648      1,587
Total assets        $ 130,762  $ 125,228  $ 118,970  $ 116,601  $ 111,096
Loans Recv.,net        92,760     83,528     80,391     74,009     72,569
Int-bearing
 deposits &
 federal funds
 sold                   5,059      4,223      3,421     11,719     23,065
Investment
 securities            18,814     27,741     26,710     23,721      5,999
Mortgage-backed &
 related
 securities             7,268      2,506      2,011      2,775      3,764
Foreclosed real
 estate net of
 related allowance
 for losses                -         555        -          -          299
Deposits              103,798     99,148     92,576     91,510     87,213
Total
 stockholders'
 equity                25,142     24,638     25,141     24,361     22,946
Total number of
 full service
 offices                    3          3          3          2          2

SELECTED RATIOS

Return on avgerage
 assets                 1.16%      1.37%      1.51%      1.54%      1.26%
Return on average
 equity                 5.95%      6.89%      7.06%      7.13%     13.96%
Capital to assets      19.23%     19.67%     21.13%     21.08%     20.65%
Efficiency ratio       57.80%     50.23%     51.66%     51.08%     46.83%
Net interest
 margin                 3.93%      3.79%      4.04%      3.97%      3.69%

PER SHARE DATA

Book value
 (end of year)      $   16.97  $   16.61  $   16.87  $   14.87       N/A
Earnings per share        .97       1.09       1.14       1.04       N/A
Cash dividends
 declared                 .50       1.45        .40        .35       N/A

AVERAGE COMMON
SHARES OUTSTANDING  1,475,279  1,528,840  1,545,277  1,667,267       N/A



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


FINANCIAL CONDITION

The consolidated assets of the Company were $130.8 million at June 30, 1997, an increase of $5.5 million, or 4.42% over June 30, 1996. Total assets of the Company have increased $20.0 million, or 17.70%, over the past five years.

Significant increases occurred in loans receivable as loan growth continues to be impressive. Loans receivable totalled $92.8 million at June 30, 1997. The $9.2 million growth in the Company's loans outstanding represents the most significant growth component of interest-earning assets. This 11.05% gain is indicative of the strong loan demand that existed in the market for most of the year and the Company's focused efforts to add to its loan portfolio. Total loan originations in fiscal 1997 were $59.6 million, an increase of $15.0 million, or 33.6%, over total originations of $44.6 million for fiscal 1996. The Company prides itself in its conservative lending policies which have consistently produced a good asset quality. During the five years noted in the summary, total loans have increased $20.2 million, or 27.8%.

The securities portfolio is utilized to provide a quality investment alternative for available funds as well as a stable source of interest income. Investment securities, along with mortgage-backed and related securities, totalled $26.1 million at June 30, 1997, a decrease of $4.2 million, or 13.8%, compared to June 30, 1996. Securities were reinvested in loans as they matured in order to partially fund the demand for loans.

Deposits are the Company's primary source of funds to support its earning assets. Total deposits were $103.8 million at June 30, 1997, an increase of $4.7 million, or 4.7%, over June 30, 1996. The deposit mix has remained substantially unchanged with the exception of a slight shift toward more time deposits. Over the five years noted in the summary, deposits have increased $16.6 million, or 19%.

Stockholders' equity, particularly as it related to assets, has represented a consistent strength of the Company throughout the years noted in the summary data. At June 30, 1997, stockholders' equity amounted to $25.1 million, or 19.2% of assets. The bank subsidiary is classified as well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).

The book value per share amounted to $16.97 per share at June 30, 1997, with the exclusion of 76,176 unallocated shares held by the Employee Stock Ownership Plan (ESOP). At June 30, 1996, the book value per share amounted to $16.61, which was after the payment of $1.00 per share special dividend and excluding 88,872 unallocated shares held by the ESOP. At June 30, 1995, the book value per share was $16.87 with the exclusion of 101,568 unallocated shares held by the ESOP. At June 30, 1995, the book value per share was $16.87 with the exclusion of 101,568 unallocated shares held by the ESOP.


RESULTS OF OPERATIONS

The Company had consolidated net earnings of $1.5 million for the fiscal year ended June 30, 1997, representing a return on average assets of 1.16% and earnings per share of $.97. Return on average assets, a primary measure of earnings strength, has been above $1.1% for all five years shown in the summary. Results for the fiscal year ended June 30, 1997, were reduced $599,000 (approximately $375,000 after taxes or $.25 per share) due to the one-time assessment by the Federal Deposit Insurance Corporation "FDIC" to fully capitalize the Savings Association Insurance Fund. Net income would have been approximately $1.9 million for the year ended June 30, 1997, a $193,000 increase, or 11.6%, over fiscal year 1996, had the Bank not been charged with this assessment. The Company's net income of $1.7 million for the fiscal year ended June 30, 1996, represented a decrease of $105,000, or 5.9%, over fiscal 1995 due primarily to a decrease in net interest income.

Net interest income is the largest component of the Company's net income and represents the income earned on interest earnings assets less the cost of interest bearing liabilities. This major source of income represents the earnings from the Company's primary business of gathering funds from deposit sources and investing those funds in loans and securities. Changes in net interest income can be broken down into two components, the change in average earning assets and the change in net interest spread. During the fiscal year ending
June 30, 1997, the Company's level of net interest income amounted to $4.7 million, an increase of $325,000, or 7.5%, when compared to fiscal 1996. This increase can be attributed to the Company's yield on earning assets increasing at a faster pace than its cost of funds. The net interest margin for fiscal 1997 was 3.93%, an increase from the 3.79% for fiscal 1996 due primarily to increased spreads. Average-earning assets for fiscal 1997 increased to $122.5 million from $118.2 million for fiscal 1996, an increase of $4.3 million, or 3.7%. Since fiscal 1993, the first year in the summary, average-earning assets have increased $29.0 million, or 31%. During fiscal 1996, the Company's level of net interest income dropped by 3.3% or $150,000 when compared to fiscal 1995. This decline can be attributed to the Company's cost of funds increasing at a faster pace than its yield on earning assets.

The Company maintains its reserve for loan losses at a level that is considered sufficient to absorb potential losses in the loan portfolio. The Company's provision for loan losses is utilized to replenish its reserve for loan losses on its balance sheet. The reserve for loan losses amounted to $576,000 at June 30, 1997, or .62% of total loans outstanding, which is an amount that management considers to be sufficient to protect against potential future loan losses.

Growth in non-interest related sources of income is one of the Company's key long-term strategies. Non-interest income was $634,000 for fiscal 1997 compared to $589,000 for fiscal 1996, an increase of $45,000, or 7.7%. The significant items increasing non-interest income between 1996 and 1997 were documentation fees on loans, which increased $33,000, or 211%, and service charges on deposit accounts, which increased $16,000, or 5.4%. Non-interest income was $589,000 for fiscal 1996 compared to $431,000 for fiscal 1995, an increase of $158,000, or 36.6%. Loan fees increased $50,000, or 35.3%, while NOW account fees increased $48,000, or 20.2%.

A key measure used in the banking industry to assess the level of non-interest expense is the efficiency ratio, which is defined as non-interest expense divided by the sum of net interest income plus non-interest income. The efficiency ratio measures the level of expense required to generate one dollar of revenue. Until fiscal 1997, the efficiency ratio has been approximately 50% for the years noted in the summary. For fiscal 1997, the efficiency ratio rose to 57.8%, due to the impact of the FDIC one-time assessment. Excluding the one-time assessment, the efficiency ratio for fiscal 1997 would have been 46.6%, which would have been the lowest in the five year summary.

Non-interest expense increased $590,000, or 23.7%, to $3.1 million in fiscal 1997 compared to fiscal 1996. Non-interest expense included the FDIC one-time assessment of $599,000. During fiscal 1996, total non-interest expense amounted to $2.5 million, an increase of $168,000, or 7.3%, compared to fiscal 1995. Compensation and benefits increased $84,000 during fiscal 1996 due primarily to the adoption of Statement of Position 93-6 "Employer's Accounting for Employee Stock Ownership Plans." Also contributing to the increase is non-interest expense during fiscal 1996 was an increase of $42,000 for occupancy, furniture, and equipment expense related to the operation of another branch office.

The provision for income taxes was $768,000, $804,000, and $909,000 in fiscal 1997, 1996, and 1995, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $2.2 million, $2.5 million, and $2.7 million, respectively. See Note J of the Notes to Consolidated Financial Statements.


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

The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flow, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 5.0%. At June 30, 1997, the Bank's liquidity ratio was 22.06%

The Company has experienced no problem meeting liquidity requirements during any of the years noted in the summary and foresees no problems meeting liquidity requirements in the future. An adequate liquidity position enables the Company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The Company's traditional sources of funds from deposit increases, maturing loans and investments, and earnings have allowed it to consistently generate sufficient funds for liquidity needs. The Company has no long-term debt which might represent a future demand for liquidity.


REGULATORY CAPITAL

The banking subsidiary's current capital position is well in excess of the minimum regulatory requirements. The regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets and a minimum 3% leverage (core) capital ratio. At June 30, 1997, the Bank's tangible and core capital was 16.2%. Additionally, institutions are required to meet a risk-based capital requirement equaling 8% of the amount of risk-weighted assets. At June 30, 1997, the Bank's risk-weighted capital was 29.9%.


REGULATORY DEVELOPMENTS

See Note A-11 of the Notes to Consolidated Financial Statements.


COMMON STOCK MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FFBS" and is quoted on NASDAQ's National Market System. The stock traded in a range from $19.75 to $24.50 per share during the fiscal year 1997, and dividends were declared semi-annually in June and December.
A special dividend of $1.00 per share was paid in August, 1995, and a $2.00 per share special dividend was paid in August, 1997.



                                 EXHIBIT 13.d.

                       CONSOLIDATED FINANCIAL STATEMENTS




                              FFBS BANCORP, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                            JUNE 30, 1996 AND 1996





                                   REPORT OF
                  INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
FFBS Bancorp, Inc.
Columbus, Mississippi


We have audited the accompanying consolidated statements of financial condition of FFBS Bancorp, Inc., and Subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFBS Bancorp, Inc., and Subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.


                                       S/T. E. Lott & Company


Columbus, Mississippi
July 18, 1997



                               FFBS BANCORP, INC.

                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                       June 30,
                                              __________________________
      ASSETS                                       1997          1996
                                              ____________  ____________

Cash                                          $  3,347,511  $  3,337,978
Interest-bearing deposits due from banks         5,058,945     3,673,244
Federal funds sold                                     -         550,000
                                              ____________  ____________
  Total cash and cash equivalents                8,406,456     7,561,222
Investment securities (approximate market
  value of $18,758,223 at June 30, 1997,
  and $27,517,628 at June 30, 1996) (Note B)    18,814,395    27,740,646
Mortgage-backed and related securities
  (approximate market value of $7,256,822
  at June 30, 1997, and $2,449,956 at
  June 30, 1996) (Note B)                        7,267,626     2,506,359
Federal Home Loan Bank stock, at cost
  (Note F)                                         801,900       756,500
Loans receivable, net (Note C)                  92,760,267    83,528,151
Properties and equipment (Note E)                1,354,677     1,095,423
Accrued interest receivable (Note G)             1,064,535     1,125,991
Foreclosed real estate, net (Note D)                   -         554,515
Other assets (Note H)                              292,445       359,551
                                              ____________  ____________

                                              $130,762,301  $125,228,358
                                              ============  ============

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits (Note I)                           $103,798,255  $ 99,148,108
  Advances from borrowers for taxes and
    insurance                                      277,749       259,102
  Accrued interest payable on deposits             763,339       695,107
  Accrued expenses and other liabilities           781,370       643,581
                                              ____________  ____________

  Total liabilities                            105,620,713   100,745,898

Commitments and contingencies (Note M)

Stockholders' equity (Notes K, L and Q):
  Cumulative preferred stock, $.01 par
    value, 500,000 shares authorized;
    shares issued and outstanding - none               -             -
  Common stock, $.01 par value, 2,000,000
    shares authorized; 1,565,595 and
    1,572,183 shares issued and outstanding
    at June 30, 1997 and 1996, respectively         15,656        15,722
  Additional paid in capital                    15,371,923    15,253,646
  Retained earnings                             10,692,318    10,104,145
  Unrealized gain (loss) on available-
    for-sale securities                              4,789        (2,333)
  Loan receivable from ESOP                       (761,760)     (888,720)
  Treasury stock, at cost (8,150 shares)          (181,338)          -
                                              ____________  ____________
    Total stockholders' equity                  25,141,588    24,482,460
                                              ____________  ____________

                                              $130,762,301  $125,228,358
                                              ============  ============

      The accompanying notes are an integral part of these statements.




                               FFBS BANCORP, INC.

                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                             Years Ended June 30,
                                     __________________________________
                                        1997        1996        1995
                                     __________  __________  __________

INTEREST INCOME
  Interest and fees on loans         $7,466,019  $7,074,289  $6,523,628
  Interest on mortgage-backed and
    related securities                  308,935     139,858     127,040
  Interest on investment securities   1,323,621   1,356,933   1,411,007
  FHLB stock dividends                   45,492      45,137      40,435
  Interest on federal funds sold         10,624      60,051      72,086
  Interest on deposits due from
    banks                               298,983     252,412     195,154
                                     __________  __________  __________
                                      9,453,674   8,928,680   8,369,350

INTEREST EXPENSE
  Interest on deposits                4,762,604   4,562,988   3,854,017
                                     __________  __________  __________

Net interest income                   4,691,070   4,365,692   4,515,333

Provision for losses on loans
 (Note C)                                   -           -       (50,000)
                                     __________  __________  __________

Net interest income after provision
  for losses on loans                 4,691,070   4,365,692   4,565,333

NON-INTEREST INCOME
  Loan fees and service charges         238,099     191,696     141,690
  NOW account fees                      301,361     285,826     237,567
  Other                                  94,928     111,383      51,910
                                     __________  __________  __________
                                        634,388     588,905     431,167
NON-INTEREST EXPENSE
  Compensation and benefits           1,433,945   1,415,254   1,331,225
  Occupancy and equipment               189,155     172,615     130,555
  Deposit insurance premium
    (Note K)                            731,485     214,967     205,504
  Loss on foreclosed real estate,
    net                                     447       7,641       6,379
  Data processing                       148,428     155,404     145,907
  Provision for losses on
    foreclosed real estate
    (Note D)                                -        10,452         -
  Other                                 575,531     512,910     501,209
                                     __________  __________  __________
                                      3,078,991   2,489,243   2,320,779
                                     __________  __________  __________

Income before income taxes            2,246,467   2,465,354   2,675,721

Income tax expense (Note J):
    Current                             618,199     733,257     768,097
    Deferred                            149,980      70,500     141,259
                                     __________  __________  __________
                                        768,179     803,757     909,356
                                     __________  __________  __________

Net Income                           $1,478,288  $1,661,597  $1,766,365
                                     ==========  ==========  ==========

Net Income Per Share (Note R)        $      .97  $     1.09  $     1.14

     The accompanying notes are an integral part of these statements.


                               FFBS BANCORP, INC.

                                 AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    YEARS ENDED JUNE 30, 1997 1996 AND 1995


                                                              Unrealized
                                                               Loss on
                          Additional                Unearned  Available-     Loan
                Common     Paid in     Retained      Compen-   For-Sale   Receivable   Treasury
                Stock      Capital     Earnings      sation   Securities  From ESOP      Stock       Total
               ________  ___________  ___________  _________  __________  ___________  _________  ___________
Balance,
 July 1, 1994  $ 16,475  $15,755,117  $10,039,032  $(317,400) $  (10,786) $(1,142,640) $(134,483) $24,205,315

Net income          -            -      1,766,365        -           -            -          -      1,766,365

Retirement of
 treasury
 stock              (87)     (86,993)     (47,403)       -           -            -      134,483          -

Purchase and
 retirement of
 stock             (466)    (465,524)    (260,273)       -           -            -          -       (726,263)

Cash
 dividends,
 $.40 per
 share              -            -       (639,306)       -           -            -          -       (639,306)

Amortization
 of unearned
 compensation
 (Note L)           -            -            -      158,700         -            -          -        158,700

Reduction of
 ESOP loan
 (Note L)           -            -            -         -           -        126,960        -        126,960

Adjustment to
 unrealized
 gain (loss)
 on available-
 for-sale
 securities         -            -            -         -        10,786          -          -         10,786

Excess of
 fair market
 value of
 allocated
 ESOP shares
 over cost
 (Note L)           -         82,524          -         -           -            -          -         82,524
               ________  ___________  ___________  _________  __________  ___________  _________  __________
Balance,
 June 30,
 1995            15,922   15,285,124   10,858,415   (158,700)       -      (1,015,680)       -    24,985,081

Net income          -            -      1,661,597        -          -             -          -     1,661,597

Purchase and
 retirement
 of stock          (200)    (199,700)    (150,776)       -          -            -          -       (350,676)

Cash dividends,
 $1.45 per
 share              -            -     (2,265,091)       -          -            -          -     (2,265,091)

Amortization
 of unearned
 compensation
 (Note L)           -            -            -      158,700        -            -          -        158,700

Reduction of
 ESOP loan
 (Note L)           -            -            -          -          -        126,960        -        126,960

Adjustment
 to unrealized
 gain (loss)
 on available-
 for-sale
 securities         -            -            -         -        (2,333)         -          -         (2,333)

Excess of
 fair market
 value of
 allocated
 ESOP shares
 over cost
 (Note L)           -        168,222          -         -           -            -          -        168,222
               ________  ___________  ___________  ________  __________  ___________  _________  ___________
Balance,
 June 30,
 1996            15,722   15,253,646   10,104,145       -        (2,333)    (888,720)       -     24,482,460

Net income          -            -      1,478,288       -           -            -          -      1,478,288

Purchase and
 retirement
 of stock          (106)    (105,444)    (117,292)      -           -            -          -       (222,842)

Cash
 dividends,
 $.50 per
 share              -            -       (772,823)      -           -            -          -       (772,823)

Reduction of
 ESOP loan
 (Note L)           -            -            -         -           -        126,960        -        126,960

Adjustment to
 unrealized
 gain (loss)
 on available-
 for-sale
 securities         -            -            -         -         7,122          -          -          7,122

Stock option
 shares
 exercised           40       39,630          -         -           -            -          -         39,670

Excess of
 fair market
 value of
 allocated
 ESOP shares
 (Note L)           -        184,091         -         -           -             -          -        184,091
               ________  ___________  ___________  ________  __________  ___________  _________  ___________

               $ 15,656  $15,371,923  $10,692,318  $   -     $    4,789  $  (761,760) $(181,338) $25,141,588
               ========  ===========  ===========  ========  ==========  ===========  =========  ===========

      The accompanying notes are an integral part of these statements.




                                FFBS BANCORP, INC.

                                  AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                         Years Ended June 30,
                             __________________________________________

                                  1997           1996           1995
                             ____________   ____________   ____________
CASH FLOWS FROM
OPERATING ACTIVITIES
 Net income                  $  1,478,288   $  1,661,597   $  1,766,365
Adjustments to reconcile
  net income to net cash:
   Depreciation of
    properties and
    equipment                      83,880         93,497         52,020
   Amortization of
    unearned compensation             -          158,700        158,700
   Accretion of discount
    on loans                      (12,218)       (10,965)        (9,971)
   Deferred income taxes          149,980         70,500        141,259
   FHLB stock dividends           (45,400)       (44,900)       (40,300)
   Provision for losses
    on loans                          -              -          (50,000)
   Provision for losses
    on foreclosed real
    estate                            -           10,452            -
   Sale of loans                4,656,000      5,655,000      1,844,000
   Loans originated for
    sale                       (4,656,000)    (5,655,000)    (1,844,000)
   (Increase) decrease in
    accrued interest
    receivable                     61,456       (105,876)      (186,248)
   (Increase) decrease
    in other assets               164,082       (717,263)       349,103
   Increase in accrued
    interest payable on
    deposits                       68,232         97,098        176,030
   Increase (decrease) in
    accrued expenses and
    other liabilities              (8,506)       (40,049)       326,205
   Excess of fair market
    value of allocated ESOP
    shares over cost              184,091        168,222         82,524
                             ____________   ____________   ____________
 Net cash provided by
  operating activities          2,123,885      1,341,013      2,765,687

CASH FLOWS FROM INVESTING
ACTIVITIES
  Decrease in other
   interest-bearing
   deposits due from banks            -          100,000      1,376,000
 Loan originations            (54,949,000)   (38,953,000)   (31,666,000)
 Purchase of loans                    -         (117,000)      (171,000)
 Purchase of mortgage-
  backed and related
  securities                   (5,522,800)      (984,900)           -
 Purchase of investment
  securities                   (5,566,627)   (20,771,985)    (9,445,618)
 Principal repayment of
  loans                        45,729,102     35,943,815     25,515,387
 Principal repayments of
  mortgage-backed and
  related securities              761,533        484,290        764,269
 Proceeds from calls and
  maturities of investment
  securities                   14,500,000     19,744,348      6,474,104
 Sale of foreclosed real
  estate                          457,539        190,501            -
 Purchase of properties
  and equipment                  (343,134)       (59,708)      (290,326)
 Repayment of ESOP loan           126,960        126,960        126,960
                             ____________   ____________   ____________
 Net cash used in investing
  activities                   (4,806,427)    (4,296,679)    (7,316,224)

CASH FLOWS FROM FINANCING
ACTIVITIES
 Increase in deposits           4,650,147      6,571,941      1,065,791
 Increase (decrease) in
  advances from borrowers
  for taxes and insurance          18,647         (9,597)        18,144
 Acquisition of stock            (404,180)      (350,676)      (726,263)
 Cash dividends paid             (776,508)    (2,190,480)      (639,306)
 Exercise of stock options         39,670            -              -
                             ____________   ____________   ____________
Net cash provided by (used
 in) financing activities       3,527,776      4,021,188       (281,634)
                             ____________   ____________   ____________
Net increase (decrease) in
 cash and cash equivalents        845,234      1,065,522     (4,832,171)

Cash and cash equivalents
 at beginning of period         7,561,222      6,495,700     11,327,871
                             ____________   ____________   ____________
Cash and cash equivalents
 at end of period            $  8,406,456   $  7,561,222   $  6,495,700
                             ============   ============   ============
Cash paid during the
 period for:
  Interest on deposits       $  4,694,372   $  4,465,890   $  3,677,987
  Income taxes                    642,000        721,692        832,663

Supplemental disclosure
of noncash activities:
 Acquisition of real
  estate in settlement
  of loans                            -           755,468        42,731


     The accompanying notes are an integral part of these statements.




                                FFBS BANCORP, INC.

                                  AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - SUMMARY OF ACCOUNTING POLICIES

  FFBS Bancorp, Inc., (the Company), and its wholly-owned subsidiary, First Federal Bank for Savings (the Bank), follow generally accepted accounting principles, including, where applicable, general practices within the thrift industry.

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

  1. Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany accounts and transactions have been eliminated in consolidation.

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

  4. Securities

  Investments in securities are classified in accordance with Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities. Statement No. 115 requires that securities be classified as either trading, available-for-sale, or held-to-maturity. The Company and the Bank have classifed all of its securities, with the exception of its investment in marketable equity securities, as held-to-maturity. Marketable equity securities are classified as available-for-sale. Management determines the appropriate classification at the time of purchase.

  Trading securities are held for resale for profit and are accounted for at their fair values. Realized and unrealized gains and losses are reported in earnings. At June 30, 1997 and 1996, the Company and the Bank had no securities classified as trading.

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

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Mortgage loans held for sale at June 30, 1997 and 1996, were immaterial.

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

  9. Stock-Based Compensation

  The Company and the Bank have elected not to adopt the recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation which requires a fair-value based method of accounting for stock options and similar equity awards. The Company and the Bank elected to continue applying Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock compensation plans and, accordingly, do not recognize compensation cost.

  10. Statement of Cash Flows

  For purposes of the consolidated statement of cash flows, all highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents consist of balances due from banks and federal funds sold.

  11. Off-Balance Sheet Financial Instruments

  In the ordinary course of business the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

  12. Accounting Pronouncements

  In February, 1997, the FASB issued Statement No. 128, Earnings Per Share which establishes new standards for computing and presenting earnings per share and is applicable to periods ending after December 15, 1997. The Statement replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires a dual presentation of basic and diluted earnings per share on the face of the income statement. The impact of the adoption of this Statement is not expected to be material on earnings per share data.

  The FASB also issued Statement No. 129, Disclosure of Information About Capital Structure, in February, 1997. This Statement establishes standards for disclosing information about an entity's capital structure and is applicable to periods ending after December 15, 1997. The adoption of this Statement will not have an impact on the consolidated financial condition or consolidated results of operations of the Company.

  13. Financial Statement Reclassification

  The financial statements for prior years have been reclassified in order to conform with the 1997 financial statement presentation. The reclassification did not change total assets or net income.


NOTE B - SECURITIES

  The carrying values and estimated market values of investment securities and mortgage-backed and related securities are as follows:

                                           June 30, 1997
                          _______________________________________________
                                         Gross      Gross      Estimated
                           Carrying   Unrealized  Unrealized     Market
         Description         Value       Gains      Losses       Value
  _______________________ ___________ ___________ ___________ ___________

  Held-to-Maturity:
   Securities of other
    U.S. Government
    obligations           $15,586,350 $     2,024 $    51,905 $15,536,469
   Obligations of states
    and political sub-
    divisions               2,006,540         249       6,540   2,000,249
   Mortgage-backed and
    related securities      7,267,626      15,847      26,651   7,256,822
                          ___________ ___________ ___________ ___________
   Total held-to-
    maturity
    securities             24,860,516      18,120      85,096  24,793,540

   Available-for-Sale:
    Marketable equity
     securities             1,221,505         -           -     1,221,505
                          ___________ ___________ ___________ ___________

   Total securities       $26,082,021 $    18,120 $    85,096 $26,015,045
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
                          =========== =========== =========== ===========

  Investment securities with a carrying value of $925,000 and $968,200 at June 30, 1997 and 1996, were pledged for various purposes as required by law.

  The carrying values and estimated market values of investment debt securities by contractual maturities as of June 30, 1997, are shown below. The equity securities have been excluded from the maturity table because they do not have contractual maturities associated with debt securities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         June 30, 1997
                                                     _______________________
                                                                  Estimated
                                                      Carrying      Market
                                                        Value       Value
                                                     ___________ ___________

  Due in one year or less                            $ 4,149,880 $ 4,142,061
  Due after one year through five years               12,436,470  12,394,657
  Due after ten years                                  1,006,540   1,000,000
                                                     ___________ ___________
                                                      17,592,890  17,536,718
  Mortgage-backed and related securities               7,267,626   7,256,822
                                                     ___________ ___________

                                                     $24,860,516 $24,793,540
                                                     =========== ===========

  The carrying values of mortgage-backed and related securities are summarized as follows:
                                                    June 30,
                                 ___________________________________________
                                         1997                 1996
                                 ______________________ ____________________
                                             Estimated             Estimated
                                  Carrying     Market   Carrying    Market
     Description                    Value      Value      Value      Value
  _________________              __________ ___________ _________ __________

  FNMA certificates              $2,014,775 $2,007,796 $1,013,115 $  984,402
  FNMA REMIC                            -          -       20,371     20,290
  FHLMC certificates              5,252,851  5,249,026  1,472,873  1,445,264
                                 __________ __________ __________ __________

                                 $7,267,626 $7,256,822 $2,506,359 $2,449,956
                                 ========== ========== ========== ==========

  Mortgage-backed and related securities were issued or are guaranteed by an agency of the U. S. Government. Although mortgage-backed and related securities are initially issued with a stated maturity date, the under-lying mortgage collateral may be prepaid by the mortgagee and, therefore, such securities may not reach their maturity date. At June 30, 1997 and 1996, there were no material concentrations of credit risk.

  There were no sales of securities during the years ended June 30, 1997, 1996 and 1995.


NOTE C - LOANS RECEIVABLE, NET

 Loans receivable, net are summarized as follows:
                                                      (In Thousands)
                                                          June 30,
                                                     __________________
                                                       1997      1996
                                                     ________  ________
  Mortgage Loans

    Principal balances:
     One-to-four family residential                  $ 67,198  $ 61,077
     Multi-family                                         982     1,021
     Commercial real estate                             8,706     7,867
     Construction and land                              4,834     4,218
                                                     ________  ________
        Total mortgage loans                           81,720    74,183
                                                     ________  ________

  Consumer and Other Loans

    Principal balances:
     Loans on deposit accounts                          1,090     1,592
     Home improvement and education                        43        83
     Automobile                                         4,271     3,680
     Commercial - collateralized                        1,678       974
     Commercial - unsecured                               333       479
     Other                                              4,215     3,230
                                                     ________  ________
      Total consumer and other loans                   11,630    10,038
                                                     ________  ________

  Total loans receivable                               93,350    84,221

  Less unearned discount and deferred loan fees            14        27

  Less allowance for loan losses                          576       666
                                                     ________  ________

  Loans receivable, net                              $ 92,760  $ 83,528
                                                     ========  ========


  Activity in the allowance for loan losses is as follows:

                                                      (In Thousands)
                                                        Years Ended
                                                          June 30,

                                                      1997  1996  1995
                                                      ____  ____  ____

   Balance at beginning of period                     $666  $705  $803

   Additions:
     Provision for losses on loans                      -     -    (50)
     Recoveries                                          7     5     4
                                                      ____  ____  ____
                                                       673   710   757
   Deductions:
     Loans charged off                                  97    44    52
                                                      ____  ____  ____

   Balance at end of period                           $576  $666  $705
                                                      ====  ====  ====

  The Bank adopted FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan and Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures as of July 1, 1995. These Statements require that loans determined to be impaired be measured based on the present value of expected future cash flows or, as a practical expedient, on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measurement of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded. The Bank had previously determined its allowance for loan losses using methods similar to those prescribed in the statements. The Bank's loan portfolio consists principally of family residential mortgage loans and consumer installment loans, which are exempt from the requirements of the Statements if evaluated collectively, as is done by the Bank. As a result, the adoption of these Statements had no impact on the consolidated financial statements, and at June 30, 1997 and 1996, any loans designated as impaired were not significant.

  Loans receivable delinquent are as follows:
                                                         (In Thousands)
                                                             June 30,
                                                          1997    1996
                                                         ______  ______

   Past due 30-89 days and still accruing                $6,511  $5,836
   Past due 90 days or more and still accruing              446     675
                                                         ______  ______
                                                          6,957   6,511
   Nonaccrual loans                                          -      495
                                                         ______  ______

                                                         $6,957  $7,006
                                                         ======  ======

  If interest on nonaccrual loans had been recognized at the original interest rates, the effect on consolidated net income in each of the three years ended June 30, 1997, would not have been material.

  The Bank is not committed to lend additional funds to borrowers of impaired or nonaccrual loans.


NOTE D - FORECLOSED REAL ESTATE

  Activity in the allowance for losses on foreclosed real estate is as follows:

                                                     (In Thousands)
                                                      Years Ended
                                                        June 30,

                                                  1997    1996    1995
                                                 ______  ______  ______

    Beginning balance                            $   -   $   -   $   -
    Provision charged to operations                  -       10      -
    Losses charged to allowance                      -       -       -
                                                 ______  ______  ______

    Ending balance                               $   -   $   10  $   -
                                                 ======  ======  ======

NOTE E - PROPERTIES AND EQUIPMENT

  Properties and equipment consist of the following:
                                                           June 30,

                                                        1997       1996
                                                    __________  __________

   Land                                             $  518,789  $  331,217
   Buildings                                         1,139,652   1,047,587
   Furniture and equipment                             571,195     522,597
                                                    __________  __________
                                                     2,229,636   1,901,401
   Less accumulated depreciation                       874,959     805,978
                                                    __________  __________

                                                    $1,354,677  $1,095,423
                                                    ==========  ==========
  Depreciation expense totaled $83,880, $93,497, and $52,020 for the years ended 1997, 1996 and 1995, respectively.


NOTE F - FEDERAL HOME LOAN BANK STOCK

  The Bank is a member of the Federal Home Loan Bank system. Investment in stock of a Federal Home Loan Bank is required by law of every federally chartered savings bank. No ready market exists for the stock, and it has no quoted market value; therefore, the stock is assumed to have a market value which is equal to its cost.


NOTE G - ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable consisted of interest accrued on the following:

                                                          June 30,

                                                       1997       1996
                                                   __________  __________

    Loans                                          $  821,643  $  732,947
    Mortgage-backed and related securities             37,512      13,419
    Investment securities                             205,380     379,625
                                                   __________  __________

                                                   $1,064,535  $1,125,991
                                                   ==========  ==========

NOTE H - OTHER ASSETS

  Other assets consist of the following:
                                                           June 30,
                                                   ______________________
                                                       1997        1996
                                                   __________  __________

    Recognition and retention plans contribution   $  158,700  $  158,700
    Organization costs                                  6,767      13,534
    Prepaid income taxes                               45,724      25,335
    Prepaid expenses and other assets                  81,254     161,982
                                                   __________  __________

                                                   $  292,445  $  359,551
                                                   ==========  ==========

NOTE I - DEPOSITS

  Approximate deposit balances by interest rates are summarized as follows:
                                       ($ In Thousands)
                                            June 30,
                      ___________________________________________________
                                  1997                     1996
                      __________________________ ________________________
                                       Weighted                  Weighted
                              Percent   Average         Percent   Average
                              Of Total  Nominal         Of Total  Nominal
                       Amount Deposits   Rate   Amount  Deposits   Rate
                      _______ ________ ________ _______ ________ ________

    Demand accounts:
     Checking         $ 3,557    3.43%    0.00% $ 2,851    2.88%    0.00%
     NOW                9,350    9.00%    2.07%  10,383   10.47%    2.26%
     Savings            6,186    5.96%    2.84%   6,330    6.38%    2.76%
     Money market       5,626    5.42%    3.57%   6,057    6.11%    3.46%
                      _______ ________ ________ _______ ________ ________
                       24,719   23.81%    2.31%  25,621   25.84%    2.42%
                      _______ ________ ________ _______ ________ ________
    Certificate
     accounts:
      Maturing 0-3
       months          17,486   16.85%    5.33%  20,250   20.42%    5.36%
      Maturing 3-6
       months          16,288   15.69%    5.53%  15,573   15.71%    5.36%
      Maturing 6-12
       months          27,621   26.61%    5.59%  24,842   25.06%    5.45%
      Maturing 1-2
       years           12,374   11.92%    6.01%  10,291   10.38%    5.54%
      Maturing 2-3
       years            2,886    2.78%    6.27%   1,763    1.78%    5.87%
      Maturing 3-4
       years            1,948    1.88%    6.37%     652     .66%    6.53%
      Maturing over
       4 years            476     .46%    6.70%     156     .15%    5.95%
                      _______ ________ ________ _______ ________ ________
                       79,079   76.19%    5.64%  73,527   74.16%    5.44%
                      _______ ________ ________ _______ ________ ________

  Total deposits     $103,798  100.00%    4.85% $99,148  100.00%    4.66%
                      =======  ======= ======== ======= ======== ========

  A summary of certificate accounts by interest rate follows:

                           June 30, 1997              June 30, 1996
                   ___________________________ __________________________
                                      Average                     Average
   Interest Rate   Number   Balance   Balance  Number   Balance   Balance
  _______________  ______ ___________ ________ ______ ___________ _______

  Less than 3.00%      11 $   338,000 $ 30,727     14 $   394,000 $28,143
  3.01% - 4.00%        -          -        -        3      60,000  20,000
  4.01% - 5.00%     1,054  14,654,000   13,903  1,119  18,354,000  16,402
  5.01% - 6.00%     1,787  49,926,000   27,938  1,756  46,398,000  26,423
  6.01% - 7.00%       283  13,383,000   47,290    228   7,455,000  32,697
  7.01% - 8.00%        11     778,000   70,727     12     866,000  72,167
                   ______ ___________ ________ ______ ___________ _______

                    3,146 $79,079,000 $ 25,136  3,132 $73,527,000 $23,476
                   ====== =========== ======== ====== =========== =======

  The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $17,086,000 and $13,755,000 at June 30, 1997 and 1996, respectively.

  Interest expense on deposits is summarized as follows:

                                                       (In Thousands)
                                                         Years Ended
                                                           June 30,
                                                   ______________________
                                                    1997    1996    1995
                                                   ______  ______  ______

   NOW accounts                                    $  194  $  203  $  222
   Savings                                            175     168     179
   Money market                                       198     227     228
   Certificate accounts                             4,196   3,965   3,225
                                                   ______  ______  ______

                                                   $4,763  $4,563  $3,854
                                                   ======  ======  ======

NOTE J - INCOME TAXES

  The provision for federal income taxes differs from that computed at the statutory 34 percent federal corporate tax rate as follows:

                                                        Years Ended
                                                          June 30,
                                                     __________________
                                                     1997   1996   1995
                                                     ____   ____   ____

    Federal income tax rates                          34%    34%    34%
    Change in taxes resulting from:
      Nontaxable income                               (5%)   (3%)   (4%)
      State income tax, net                            1%     2%     2%
      Excess of fair market value of
        allocated ESOP shares over cost                3%     2%     1%
      Other                                            1%    (2%)    1%
                                                     ____   ____   ____

                                                      34%    33%    34%
                                                     ====   ====   ====

  The sources of timing differences and the resulting deferred income tax expense (benefit) follow:

                                                       (In Thousands)
                                                        Years Ended
                                                           June 30,

                                                      1997   1996   1995
                                                      ____   ____   ____

    Provision for losses on loans
      and foreclosed real estate                      $ 59   $ 51   $105
    Discount accretion                                   5    (10)    10
    Installment sale                                    -      -      (5)
    Stock option plans                                  59     -     -
    Depreciation                                         8     15      6
    FHLB stock                                          17     17     15
    Other, net                                           2     (2)    10
                                                      ____   ____   ____

                                                      $150   $ 71   $141
                                                      ====   ====   ====

  Significant components of the net deferred income tax asset (liability) included in other liabilities at June 30, 1997 and 1996, are as follows:

                                                        1997      1996
                                                    _________  _________
    Deferred income tax assets:
      Stock options                                 $      -   $  59,195
      Other                                                -         870
                                                    _________  _________
       Total deferred income tax assets                    -      60,065
                                                    _________  _________

    Deferred income tax liabilities:
      Premises and equipment                           30,235     22,117
      Allownace for loan losses                       140,920     82,266
      Securities                                        8,030      5,840
      Loans                                            28,504     24,485
      FHLB stock                                      124,060    107,126
                                                    _________  _________
        Total deferred income tax liabilities         331,749    241,834
                                                    _________  _________

    Net deferred income tax liability               $(331,749) $(181,769)
                                                    =========  =========

  In October, 1996, Congress passed the Small Business Job Protection Act ("the Act") which included a provision repealing the tax bad debt reserve method that had been available to thrift institutions in determining income subject to income tax. Because of the repeal, institutions must recapture the post-1987 tax bad debt reserve into taxable income over a six-year period. The recapture can be deferred for a two year period if the institution meets a residential loan portfolio test. The Bank satisfies the residential loan portfolio requirements and is expected to recapture the tax bad debt reserve of $954,000 over a six-year period beginning in the year ended June 30, 1999. The recapture will not have an effect on net income since the related tax expense has been accrued. The pre-1988 tax bad debt reserve that is not recaptureable under the Act is subject to recapture at a later date only if certain events occur. These events include, but are not limited to, a conversion to a type of institution that is not a commercial bank. Management does not anticipate engaging in any transaction that would require recapture of its pre-1988 tax bad debt reserve of approximately $1,600,000.


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

  To ensure capital adequacy, quantitative measures have been established by the Bank's primary regulator, the Office of Thrift Supervision (OTS). Current OTS standards require that the Bank maintain tangible capital (as defined) equal to at least 1.5% of tangible assets, core capital
  (as defined) equal to at least 3% of adjusted tangible assets, and risk-based capital (as defined) equal to at least 8% of risk-weighted assets. Management believes, as of June 30, 1997, that the Company and the Bank exceed all capital adequacy requirements.

  At June 30, 1997, the Bank was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is deemed to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier 1 risk-based capital ratio of 6% or more, and has a Tier 1 leverage capital ratio of 5% or more. At June 30, 1997, the Bank's capital exceeded all of the capital standards of a well-capitalized institution. There are no conditions or anticipated events that, in the opinion of management, would change the category.

  The Bank's actual capital amounts and ratios at June 30, 1997 and 1996, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

                                                 ($ In Thousands)
                                           June 30, 1997   June 30, 1996
                                           ______________  ______________
                                           Amount   Ratio  Amount   Ratio
                                           _______  _____  _______  _____

    Tangible capital                       $20,548  16.2%  $19,080  15.9%
    Core/leverage capital                   20,548  16.2%   19,080  15.9%
    Tier 1 risk-based capital               21,114  29.9%   19,665  30.1%
    Total risk-based capital                21,114  29.9%   19,665  30.1%

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

  In September, 1996, banking legislation was enacted requiring that all institutions with SAIF (Savings Association Insurance Fund) deposits pay a one-time special assessment. This assessment was $598,653 and is included in deposit insurance premiums in the statement of income for the year ended June 30, 1997.


NOTE L - EMPLOYEE BENEFITS AND STOCK OPTIONS

  The Bank participates in a multiemployer, noncontributory defined benefit pension plan for substantially all of its full-time employees by being a member of the Financial Institutions Retirement Fund, a non-profit, tax-exempt pension trust which is administered by a Board of Directors comprised of presidents of FHLB and officers of various participating associations. The Fund invests the contributions made to it and, under its Comprehensive Retirement Program, it pays out retirement, disability and death benefits. The multiemployer plan's assets exceed the actuarially computed value of vested benefits at June 30, 1996, the most recent valuation date. There is no unfunded liability for past service. Plan benefits are fully vested after five years of service and are based on an employee's years of service and a percentage of the employee's average salary, using the five highest consecutive years preceding retirement. The Bank's funding policy is to make contributions to the plan equal to the amount accrued as pension expense. The plan was fully funded for 1997, 1996 and 1995; and accordingly, no contributions were made.

  The Bank also provides a profit sharing plan with a (401-K) provision which allows eligible employees to defer up to 15% of their compensa-tion, as defined, by making a contribution to the plan. The plan allows the Bank to make a matching contribution equal to the deferred compensation of the participants, but not in excess of 50% of each participant's contribution and also provides for an "Excess Contri-bution" which can be made at the discretion of the Board of Directors. The expense for the plan included in the accompanying financial statements was $23,940, $11,205 and $12,416 for the years ended
  June 30, 1997, 1996 and 1995, respectively.

  The Bank has an Employee Stock Ownership Plan (ESOP) for eligible employees. Upon formation, the ESOP borrowed $1,269,600 from the Company to purchase 126,960 shares of Company common stock. The ESOP shares were pledged as collateral for the debt. The loan obligation is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned benefit expense are reduced by the amount of any loan repayments made by the ESOP. Cash contributions to the ESOP are determined based on its total debt service less any dividends paid on ESOP shares. All dividends paid on the shares held by the ESOP are used to service the debt. The Bank has adopted Statement of Position 93-6 (SOP 93-6), Employer's Accounting for Employee Stock Ownership Plans. As the debt is repaid, shares are released from collateral and allocated to qualified employees, based on the proportion of debt service paid for the year. As shares are released from collateral, an expense is recorded equal to the current fair market value of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, while dividends on unallocated shares are recorded as a reduction of debt. The tax benefit of tax-deductible dividends are reported as a reduction of income tax expense. ESOP expense for the years ended June 30, 1997, 1996 and 1995, totaled $311,052, $295,180, and $209,484, respectively. The ESOP shares as of June 30, 1997 and 1996, were as follows:

                                                           June 30,
                                                   ______________________
                                                       1997       1996
                                                   __________  __________

    Allocated shares                                   38,088      25,392
    Shares released for allocation                     12,696      12,696
    Unreleased shares                                  76,176      88,872
                                                   __________  __________

    Total ESOP shares                                 126,960     126,960
                                                   ==========  ==========

    Fair value of unreleased shares at June 30     $1,866,312  $2,066,274

  The Company has various stock option plans covering specified employees and outside directors of the Company and the Bank. Under the 1993 Incentive Stock Option Plan (the "Option Plan"), 79,350 of authorized but unissued shares of common stock have been reserved for issuance to specified employees of the Company and its subsidiary bank. The Option Plan is administered by a committee of outside directors. The Option Plan authorizes the grant of (i) options to purchase Company Common Stock intended to qualify as incentive stock options, (ii) options that do not so qualify ("non-statutory options") and (iii) limited rights which are exercisable only upon a change in control of the Company.
  The exercise price is at least 100% of the fair market value at the time of the grant of the underlying common stock. Options become exercisable in whole or in part at such times (no later than 10 years from the date of grant) as the committee determines. In 1993, options to purchase 47,608 shares were granted, and during the year ended June 30, 1997, 3,967 were exercised.

  The 1993 Stock Option Plan for Outside Directors (the "Directors' Option Plan") of the Company and its subsidiary provides for the granting of 79,350 shares of Common stock shares. Authorized but unissued shares or treasury shares may be used to satisfy an exercise of an option, resulting in an increase in the number of shares outstanding. The exercise price per share of each option is equal to the fair market value of the shares of Common Stock on the date the option is granted. All options granted expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director. In 1993, 52,688 shares were granted, and at June 30, 1997, none had been exercised.

  The Bank has established Recognition and Retention Plans as a method of providing directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank.  The terms of each Plan are identical, only the
  participants vary.   Awards to directors are fixed and are granted
  in the form of shares of Common Stock to be held in trust. Awards are nontransferable and nonassignable. When shares become vested and are actually distributed in accordance with the Plans, the participants also receive amounts equal to any accrued dividends with respect thereto. Upon establishment of the plans in 1993, 63,480 shares of Company common stock were made available, of which 47,610 shares have been awarded and are vested. For each of the two years ended June 30, 1996, $158,700 was reported as expense. No expense was reported for the year ended June 30, 1997.

  FASB Statement No. 123, Accounting for Stock Based Compensation requires a fair value method of accounting for stock-based compensation arrange-ments. However, the adoption of the fair value method was not required, and if Statement No. 123 had been adopted for the years ended June 30, 1997 and 1996, there would have been no impact on pro forma net income or net income per share. No shares were granted during these years, and Statement No. 123 pro forma disclosure requirements are applicable to awards granted in fiscal years beginning after December 15, 1994. However, the pro forma effect upon net income and net income per share may not be representative of that to be expected in future years.


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

  Approximate contract or notational amounts of financial instruments whose contract amounts represent credit risk are:
                                                        June 30,
                                                  ______________________
                                                     1997        1996
                                                  __________  __________
   Commitments to extend credit secured by
     mortgages on dwelling units:
       Adjustable rate                            $  857,850  $  873,400
       Fixed rate                                  1,983,394     946,433
   Commitments to extend other credit                    -           -

  The commitments to originate fixed rate mortgage loans represent amounts the Bank plans to fund within a period of 60 to 120 days. These commitments were made with interest rates ranging from 7.875% to 8.50%.


NOTE N - CONCENTRATION OF CREDIT RISK

  Ninety-eight percent of the Bank's loans and commitments have been granted to customers in the Bank's market area. Generally, such customers are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

  At June 30, 1997, the Company and the Bank had deposits with financial institutions in excess of federally insured limits by approximately $6,939,000. Of this amount, approximately $4,989,000 was on deposit at The Federal Home Loan Bank of Dallas, an instrumentality of the U. S. Government.


NOTE O - RELATED PARTY TRANSACTIONS

  In the normal course of business, the Bank makes loans to its directors and executive officers and to companies in which they have a significant ownership interest. These loans, totaling $869,067 at June 30, 1997, and $321,498 at June 30, 1996, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.


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

  The estimated fair values of the financial instruments at June 30, 1997 and 1996, are as follows:

                                    1997                    1996
                          _________________________ ________________________
                                         Estimated               Estimated
                             Carrying      Fair       Carrying      Fair
                              Value        Value       Value        Value
                          ____________ ____________ ___________ ___________
   Financial assets:
     Cash and cash
      equivalents         $  8,406,456 $  8,406,456 $ 7,561,222 $ 7,561,222
     Investment
      securities            18,814,395   18,758,223  27,740,646  27,517,628
     Mortgage-backed
      securities             7,267,626    7,256,822   2,506,359   2,449,956
     Federal Home Loan
      Bank stock               801,900      801,900     756,500     756,500
     Loans, net of
      allowance             92,760,267   93,168,412  83,528,151  84,139,507

   Financial liabilities:
     Deposits              103,798,255  103,402,600  99,148,108  99,361,405

   Commitments to extend
    credit                   2,841,244    2,841,244   1,819,833   1,819,833


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

  The Bank may not declare or pay cash dividends on any of its stock if the effect thereof would cause the Bank's net worth to be reduced below the amount required for federal regulatory capital requirements. The Company, as a Delaware Corporation, is subject to Delaware law which limits dividends to an amount equal to the excess of the Company's net assets over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.


NOTE R - NET INCOME PER SHARE

  Net income per share is computed on the basis of the weighted average shares of common stock outstanding plus common stock equivalents arising from the effect of stock options, using the treasury stock method. The following is a reconciliation of the weighted average number of shares of common stock actually outstanding with the number of shares used in the computation of net income per share. Total shares outstanding for fully diluted income per share computations were not significantly different.

                                        1997        1996        1995
                                     __________  __________  __________

   Weighted number of shares
     actually outstanding             1,475,279   1,478,209   1,495,192
   Common stock equivalent
    (stock options)                      43,180      50,631      54,022
                                     __________  __________  __________

     Total shares                     1,518,459   1,528,840   1,549,214
                                     ==========  ==========  ==========


NOTE S - CONDENSED PARENT COMPANY STATEMENTS

  Balance sheets as of June 30, 1997 and 1996, and statements of income and cash flows for the years then ended, of FFBS Bancorp, Inc. (parent company only) are presented below.

                                                      June 30,
   Balance Sheets                             ________________________
                                                  1997        1996
     Assets:                                  ___________  ___________
       Cash                                   $   396,399  $   416,522
       Interest-bearing deposit due
         from bank                              2,275,485          -
       Federal funds sold                             -        550,000
       Investment securities                    1,500,000    4,008,874
       Investment in First Federal Bank
         for Savings                           20,509,549   19,041,705
       Other assets                               805,255      979,158
                                              ___________  ___________

                                              $25,486,688  $24,996,259
                                              ===========  ===========

     Liabilities and Stockholders' Equity:
       Accounts payable                       $       -    $       -
       Dividend payable                           389,361      393,046
       Other liabilities                              -          1,200
       Stockholders' equity                    25,097,327   24,602,013
                                              ___________  ___________

                                              $25,486,688  $24,996,259
                                              ===========  ===========
   Statements of Income

     Income:
       Dividend income                        $       -    $ 1,500,000
       Interest on investment securities          153,816      180,286
       Other                                      137,634      120,992
                                              ___________  ___________
                                                  291,450    1,801,278

     Expense                                       51,458       52,361
                                              ___________  ___________
     Income before income taxes and equity
       in undistributed earnings of
       subsidiary                                 239,992    1,748,917

     Income taxes                                  67,250       36,352
                                              ___________  ___________

     Income before equity in undistributed
       earnings of subsidiary                     172,742    1,712,565

     Equity in undistributed earnings of
       subsidiary                               1,305,546          -

     Equity in dividends in excess of
       earnings                                       -        (50,968)
                                              ___________  ___________

     Net Income                               $ 1,478,288  $ 1,661,597
                                              ===========  ===========


   Statements of Cash Flows

     Cash flows from operating activities:
       Net income                             $ 1,478,288  $ 1,661,597
       Equity in earnings of subsidiary        (1,305,546)         -
       Equity in subsidiary dividends
         received in excess of earnings               -         50,968
       Decrease in other assets                    46,941       14,459
       Increase (decrease) in accounts
         payable                                   (1,200)      (2,760)
                                              ___________  ___________
     Net cash provided by operating
       activities                                 218,483    1,724,264

     Cash flows from investing activities:
       Repayment on ESOP loan                     126,960      126,960
       Purchase of securities                  (1,491,126)    (986,126)
       Proceeds from maturities of
         securities                             4,000,000    1,000,000
                                              ___________  ___________
     Net cash provided by investing
       activities                               2,635,834      140,834

     Cash flows from financing activities:
       Exercise of stock options                   39,670          -
       Treasury stock acquisition                (404,180)    (350,676)
       Cash dividends paid                       (784,445)  (2,226,804)
                                              ___________  ___________

     Net cash used in financing activities     (1,148,955)  (2,577,480)
                                              ___________  ___________

   Net increase (decrease) in cash and
     cash equivalents                           1,705,362     (712,382)

   Cash and cash equivalents at beginning
     of period                                    966,522    1,678,904
                                              ___________  ___________
   Cash and cash equivalents at end of
     period                                   $ 2,671,884  $   966,522
                                              ===========  ===========