Form 10KSB, Exhibit 13
period 1998-06-30
FFBS BANCORP INC
filed 1998-09-24
CIK 899678

EXHIBIT 13.a.

                               MARKET INFORMATION




COMMON STOCK

The Company's common stock is traded in the over-the-counter market under the symbol "FFBS" and is quoted on the OTC Bulletin Board. The stock traded in a range from $18.00 to $26.00 during the fiscal year 1998, and dividends were declared semi-annually in June and December. A special dividend of $1.00 per share was paid in August, 1995, and a $2.00 per share special dividend was paid in August, 1997.



                                 EXHIBIT 13.b.

                            SELECTED FINANCIAL DATA


                                   Years Ended June 30,
                   _____________________________________________________
                      1998       1997       1996       1995       1994
                   _________  _________  _________  _________  _________
                                      (In Thousands)
INCOME DATA

Interest income    $  10,450  $   9,454  $   8,929  $   8,430  $   7,793
Interest expense       5,728      4,763      4,563      3,854      3,339
                   _________  _________  _________  _________  _________
 Net interest
  income               4,722      4,691      4,366      4,576      4,454

Less Provision
 for losses on
 loans                     5          0          0        (50)       (52)
                   _________  _________  _________  _________  _________

Net interest
 income after
 provision for
 losses on loans       4,717      4,691      4,366      4,626      4,506
                   _________  _________  _________  _________  _________

Non-interest
 income:
  Loan fees &
   service
   charges               243        238        192        118        164
  NOW account
   fees                  305        301        286        238        204
  Other                  137         95        111         83        102
                   _________  _________  _________  _________  _________
   Total non-
    interest
    income               685        634        589        439        470
                   _________  _________  _________  _________  _________

Other expenses:
 Compensation &
  benefits             1,731      1,434      1,415      1,331      1,277
 Occupancy,
  furniture &
  equipment              191        189        173        131        123
 Deposit
  insurance
  premiums                66        731        215        206        205
 Data processing         172        149        155        146        108
 Other                   676        576        531        576        802
                   _________  _________  _________  _________  _________

  Total Other
   Expenses            2,836      3,079      2,489      2,390      2,515
                   _________  _________  _________  _________  _________

Income before
 taxes                 2,566      2,246      2,466      2,675      2,461
Income tax
 expense                 986        768        804        909        729
                   _________  _________  _________  _________  _________

  Net Income       $   1,580  $   1,478  $   1,662  $   1,766  $   1,732
                   =========  =========  =========  =========  =========

NET INCOME PER
 SHARE
   Basic          $    1.06  $    1.00  $    1.12  $    1.18  $    1.05
   Diluted        $    1.03  $     .97  $    1.09  $    1.14  $    1.04



FINANCIAL DATA

Shares
 Outstanding          1,576      1,557      1,572      1,592      1,648
Total assets      $ 150,806  $ 130,762  $ 125,228  $ 118,970  $ 116,601
Loans Recv.,net      98,918     92,760     83,528     80,391     74,009
Int-bearing
 deposits &
 federal funds
 sold                 9,705      5,059      4,223      3,421     11,719
Investment
 securities          17,021     18,814     27,741     26,710     23,721

Mortgage-backed &
 related
 securities          16,428      7,268      2,506      2,011      2,775
Foreclosed real
 estate net of
 related allowance
 for losses             -          -          555        -          -
Deposits            114,538    103,798     99,148     92,576     91,510
Total
 stockholders'
 equity              23,254     25,142     24,638     25,141     24,361
Total number of
 full service
 offices                  4          3          3          3          2

SELECTED RATIOS

Return on avgerage
 assets               1.13%      1.16%      1.37%      1.51%      1.54%
Return on average
 equity               6.89%      5.95%      6.89%      7.06%      7.13%
Capital to assets    15.42%     19.23%     19.67%     21.13%     21.08%
Efficiency ratio      52.44%     57.80%     50.23%     51.66%     51.08%
Net interest
 margin               3.66%      3.93%      3.79%      4.04%      3.97%

PER SHARE DATA
Net Income:
   Basic          $    1.06  $    1.00  $    1.12  $    1.18  $    1.05
   Diluted        $    1.03  $     .97  $    1.09  $    1.14  $    1.04
   Dividends           2.55        .50       1.45        .40        .35


Book value
 (end of year)    $   15.29  $   16.97  $   16.61  $   16.87  $   14.87
Average Basic
 Shares
  Outstanding     1,494,152  1,475,279  1,478,209  1,495,192  1,649,838
Average Diluted
 Shares
 Outstanding      1,530,802  1,517,542  1,526,359  1,549,214  1,669,267




                               EXHIBIT 13.c.

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


First Federal Bank for Savings descended from Columbus Building and Loan Association, which dated back to 1892. In 1934, First Federal was organized as a federally chartered mutual savings association headquartered in Columbus, Mississippi. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (the "FDIC"). First Federal offers a variety of financial services to meet the financial service needs of its community through its main office and three branch offices. The Bank attracts deposits from the general public and uses such deposits primarily to originate loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area.

The following discussion reviews the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements included in this Annual Report.

FINANCIAL CONDITION

At June 30, 1998, the Company's total assets amounted to $150.8 million as compared to $130.8 million at June 30, 1997, an increase of $20.0 million, or 15.3%. Total assets of the Company have increased $34.2 million, or 29.3%, over the past five years.

Loans are the Company's largest and most profitable component of interest-earning assets. Total loans increased $6.2 million, or 6.6%, to $98.9 million at June 30, 1998, compared to $92.8 million at June 30, 1997. The portfolio mix at June 30, 1998 consisted of 85% real estate loans, 11% consumer loans, and 4% commercial loans. The Company prides itself in its conservative lending policies which have consistently produced a good asset quality. Net charge-offs were $58,000, or .06% of average loans for the fiscal year ended June 30, 1998, which compares favorably to its peer group. During the five years noted in the summary, total loans have increased $24.9 million, or 33.7%.

The securities portfolio is utilized to provide a quality investment alternative for available funds as well as a stable source of interest income. Investment securities, along with mortgage-backed and related securities, totalled $33.4 million at June 30, 1998, an increase of $7.4 million, or 28.2%, compared to June 30, 1997. The Company used advances from the Federal Home Loan Bank to leverage the purchase of mortgage-backed and related securities during the fiscal year ended June 30, 1998. Advances from the Federal Home Loan Bank amounted to $11.0 million at June 30, 1998. Mortgage-backed and related securities increased $9.2 million, or 126%, to $16.4 million at June 30, 1998 compared to June 30, 1997.

Deposits are the Company's primary source of funds to support its earning assets. Total deposits were $114.5 million at June 30, 1998, an increase of $10.7 million, or 10.3%, over June 30, 1997. The deposit mix has remained substantially unchanged with the exception of a slight shift toward more time deposits. Over the five years noted in the summary, deposits have increased $23.0 million, or 25.1%.

At June 30, 1998, stockholders' equity totaled $23.3 million, or 15.4%, of assets. This represents a decrease of $1.9 million, or 7.5%, compared to June 30, 1997. The Company paid a $2.00 per share special dividend in addition to its regular dividends for the fiscal year ended June 30, 1998. This special dividend decreased capital $3.1 million. Net income continued to be a strong contributor to stockholders' equity during fiscal 1998 as the Company's net income amounted to $1.6 million.

The book value per share amounted to $15.29 per share at June 30, 1998, with the exclusion of 55,138 unallocated shares held by the Employee Stock Ownership Plan (ESOP) and after the payment of a special dividend of $3.1 million, or $2.00 per share. At June 30, 1997, the book value per share was $16.97, excluding 76,176 unallocated shares held by the ESOP. At
June 30, 1996, the book value per share was $16.61, with the exclusion of 88,872 unallocated shares held by the ESOP.

RESULTS OF OPERATIONS

The Company had consolidated net earnings of $1.6 million for the fiscal year ended June 30, 1998, representing a return on average assets of 1.13%
and diluted earnings per share of $1.03.   For the fiscal year ended
June 30, 1997, the Company's net income amounted to $1.5 million with diluted earnings per share of $.97. The lower level of earnings in fiscal 1997 was primarily the result of the one-time assessment by the Federal Deposit Insurance Corporation (FDIC) to fully capitalize the Savings Association Insurance Fund, which reduced earnings $376,000 after taxes. Return on average assets, a primary measure of earnings strength, has been above 1.1% for all five years shown in the summary.


Net interest income is the largest component of the Company's net income and represents the income earned on interest-earning assets less the cost of interest-bearing liabilities. This major source of income represents the earnings from the Company's primary business of gathering funds from deposit sources and investing those funds in loans and securities.
Changes in net interest income can be broken down into two components, the change in average-earning assets and the change in net interest spread. The Company's level of net interest income stabilized at $4.7 million for
fiscal 1998 and 1997.   The net interest margin for fiscal 1998 was 3.66%,
a decrease from the 3.93% for fiscal 1997 due primarily to decreased spreads. The Company's cost of funds increased at a faster pace than its yield on average-earning assets. Average-earning assets for fiscal 1998 increased to $133.4 million from $122.5 million for fiscal 1997, an increase of $10.9 million, or 8.9%. Despite increases in average-earning assets for fiscal 1998, net interest income remained stable due to the decrease in the net interest spread. During fiscal 1997, the Company's level of net interest income increased 7.5%, or $325,000 when compared to fiscal 1996. This increase can be attributed to a combination of the Company's yield on average-earning assets increasing $4.3 million, and the Company's yield on average-earning assets increasing at a faster pace than its cost of funds.

The Company maintains its reserve for loan losses at a level that is considered sufficient to absorb potential losses in the loan portfolio. The Company's provision for loan losses is utilized to replenish its reserve for loan losses on its balance sheet. The reserve for loan losses amounted to $523,000 at June 30, 1998, or .53% of total loans outstanding, which is an amount that management considers to be sufficient to protect against potential future loan losses.

Non-interest revenues are a growing source of income representing 12.7% of
total net revenues for fiscal 1998, up from 11.9% in fiscal 1997.   Total
non-interest revenues increased 7.9% to $685,000 in fiscal 1998, compared to $634,000 in fiscal 1997. Growth occurred primarily in the other income category for service release premiums on fixed-rate mortgage loans that were sold. The Company sells most of the permanent fixed-rate mortgage loans that it originates to lower interest rate risk associated with those types of loans.

A key measure used in the banking industry to assess the level of non-interest expense is the efficiency ratio, which is defined as non-interest expense divided by the sum of net interest income plus non-interest income. The efficiency ratio measures the level of expense required to generate one dollar of revenue. With the exception of fiscal 1997, the efficiency ratio has been approximately 50% for the years noted
in the summary.   For fiscal 1997, the efficiency ratio rose to 57.8%, due
to the impact of the FDIC one-time special assessment.

Non-interest expense decreased $244,000, or 7.9%, to $2.8 million in fiscal
1998 compared to fiscal 1997.   Compensation and benefits increased
$297,000, or 20.7%, to $1.7 million due primarily to expenses associated with the valuation of stock released from the Employee Stock Ownership Plan, added employees for expanded branch operations, and increased participation in benefit plans The deposit insurance premium decreased $666,000, or 91.0% due primarily to the one-time assessment of $599,000 by the FDIC to fully capitalize the Savings Association Insurance Fund. General and administrative expenses were increased $100,000, or 17.3%, to $676,000 due primarily to more advertising expenses associated with promotion of checking accounts and the new branch, contributions, and expenses associated with the operation of the automated teller machines.

The provision for income taxes was $986,000, $768,000, and $804,000, in fiscal 1998, 1997, and 1996, respectively. The changes in such respective amounts primarily reflect the fluctuations in levels of income before income taxes of the Company during those fiscal years of $2.6 million, $2.2 million, and $2.5 million, respectively. Nondeductible expenses related to the excess of fair market value of allocated ESOP shares over cost of $231,000, $184,000, and $168,000, respectively, also affected the provision for income taxes. Deferred taxes were higher during fiscal 1997 primarily due to timing differences associated with stock plans. See Note J of the Notes to Consolidated Financial Statements.


LIQUIDITY-ASSET/LIABILITY MANAGEMENT

A major objective of asset/liability management is to structure the Company's assets and liabilities in such a way as to maximize and stabilize the spread between interest earned and interest paid while maintaining an adequate liquidity position. During each of the years noted in the summary, the Company has maintained a consistent asset/liability management policy, which focuses on interest rate risk and rate sensitivity. The adherence to such policy has an obvious material impact on the structure of the Company's balance sheet and, to a degree, on its liquidity position.

The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flow, is based upon a percentage of short-term deposits and short-term borrowings. The required minimum liquidity ratio is currently 4.0%. At June 30, 1998, the Bank's liquidity ratio was 22.02%.

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


REGULATORY CAPITAL

The banking subsidiary's current capital position is well in excess of the minimum regulatory requirements. The regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets and a minimum 3% leverage (core) capital ratio. At June 30, 1998, the Bank's tangible and core capital was 13.4%. Additionally, institutions are required to meet a risk-based capital requirement equaling 8% of the amount of risk-weighted assets. At June 30, 1998, the Bank's risk-based capital was 23.6%.


REGULATORY DEVELOPMENTS

See Notes A-12 and A-13 of the Notes to Consolidated Financial Statements.

Year 2000

The Company is aware of the issues associated with the programming code in existing computer systems as the Year 2000 approaches. The Year 2000 issue is the result of computer programs being written to store and process data using two digits rather than four to define the applicable year. Computer programs that have time sensitive coding may recognize a date using "00" as the year 1900 rather than the year 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.


The Bank has conducted a review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and has developed an implementation plan to resolve the issue. The majority of the Bank's data processing is provided by a third party service bureau. The service bureau is actively involved in resolving Year 2000 issues and has provided the Bank with frequent updates regarding their progress. The service bureau has advised the Bank that it expects to have the majority of the Year 2000 issues resolved during the third quarter of 1998 to allow the Bank to test their system for Year 2000 compliance during the fourth quarter of 1998. The Bank presently believes that, based on the progress of the Bank's service bureau, the Year 2000 problem will not pose significant operational problems for the Bank's computer system. The total cost of Year 2000 projects are not estimated to be material to the financial performance of the Company.


COMMON STOCK MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market under the symbol "FFBS" and is quoted on the OTC Bulletin Board. The stock traded in a range from $18.00 to $26.00 per share during the fiscal year 1998, and regular dividends were declared semi-annually in June and December. A special dividend of $1.00 per share was paid in August, 1995, and a $2.00 per share special dividend was paid in August, 1997.





                              EXHIBIT 13.d.

                    CONSOLIDATED FINANCIAL STATEMENTS


                           FFBS BANCORP, INC.

                    CONSOLIDATED FINANCIAL STATEMENTS

                                   AND

            INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                         JUNE 30, 1998 AND 1997



                                REPORT OF
                 INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
FFBS Bancorp, Inc.
Columbus, Mississippi


We have audited the accompanying consolidated statements of financial condition of FFBS Bancorp, Inc., and Subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FFBS Bancorp, Inc., and Subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                         /S/ T. E. LOTT & COMPANY

Columbus, Mississippi
July 22, 1998



                             FFBS BANCORP, INC.

                              AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                        June 30,
                                               __________________________
         ASSETS                                     1998         1997
                                               ____________  ____________

Cash                                           $  4,616,045  $  3,347,511
Interest-bearing deposits due from banks          9,705,397     5,058,945
                                               ____________  ____________
     Total cash and cash equivalents             14,321,442     8,406,456
Available-for-sale securities (Note B)           13,901,495     1,221,505
Held-to-maturity securities (Note B)             19,547,537    24,860,516
Federal Home Loan Bank stock, at cost (Note E)      851,000       801,900
Loans receivable, net (Note C)                   98,917,846    92,760,267
Properties and equipment (Note D)                 1,906,215     1,354,677
Accrued interest receivable (Note F)              1,279,518     1,064,535
Other assets (Note G)                                81,279       292,445
                                               ____________  ____________

                                               $150,806,332  $130,762,301
                                               ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits (Note H)                            $114,537,907  $103,798,255
  Advances from borrowers for taxes
    and insurance                                   286,311       277,749
  Accrued interest payable on deposits              891,954       763,339
  Borrowed funds (Note I)                        10,961,000           -
  Accrued expenses and other liabilities            875,032       781,370
                                               ____________  ____________
     Total liabilities                          127,552,204   105,620,713

  Commitments and contingencies
    (Notes N and S)

  Stockholders' equity (Notes K, L, M and R):
  Cumulative preferred stock, $.01 par value,
    500,000 shares authorized; shares issued
    and outstanding - none                              -             -
  Common stock, $.01 par value, 2,000,000
    shares authorized; 1,575,735 and
    1,565,595 shares issued and outstanding
    at June 30, 1998 and 1997, respectively          15,757        15,656
  Additional paid in capital                     15,457,458    15,371,923
  Retained earnings                               8,485,228    10,692,318
  Unrealized gain (loss) on available-for-
    sale securities                                 (18,457)        4,789
  Unearned compensation                            (132,250)          -
  Loan receivable from ESOP                        (551,380)     (761,760)
  Treasury stock, at cost (100 shares and
    8,150 shares, respectively)                      (2,228)     (181,338)
                                               ____________  ____________
     Total stockholders' equity                  23,254,128    25,141,588

                                               ____________  ____________

                                               $150,806,332  $130,762,301
                                               ============  ============

     The accompanying notes are an integral part of these statements.



                             FFBS BANCORP, INC.

                               AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF OPERATIONS



                                             Years Ended June 30,
                                      __________________________________
                                         1998        1997        1996
                                      __________  __________  __________
INTEREST INCOME
  Interest and fees on loans          $8,257,279  $7,466,019  $7,074,289
  Interest on mortgage-backed and
    related securities                   752,792     308,935     139,858
  Interest on investment securities    1,010,587   1,323,621   1,356,933
  FHLB stock dividends                    49,246      45,492      45,137
  Interest on federal funds sold             -        10,624      60,051
  Interest on deposits due from banks    380,187     298,983     252,412
                                      __________  __________  __________

                                      10,450,091   9,453,674   8,928,680
INTEREST EXPENSE
  Interest on deposits                 5,369,174   4,762,604   4,562,988
  Interest on borrowed funds             359,125         -           -
                                      __________  __________  __________

Net interest income                    4,721,792   4,691,070   4,365,692
Provision for losses on loans
 (Note C)                                  5,000         -           -
                                      __________  __________  __________


Net interest income after provision
  for losses on loans                  4,716,792   4,691,070   4,365,692

NON-INTEREST INCOME
  Loan fees and service charges          243,104     238,099     191,696
  NOW account fees                       304,677     301,361     285,826
  Other                                  137,045      94,928     111,383
                                      __________  __________  __________
                                         684,826     634,388     588,905
NON-INTEREST EXPENSE
  Compensation and benefits            1,731,289   1,433,945   1,415,254
  Occupancy and equipment                190,716     189,155     172,615
  Deposit insurance premium (Note L)      65,561     731,485     214,967
  Data processing                        171,968     148,428     155,404
  Other                                  675,845     575,978     531,003
                                      __________  __________  __________
                                       2,835,379   3,078,991   2,489,243

                                      __________  __________  __________

Income before income taxes             2,566,239   2,246,467   2,465,354

Income tax expense (Note J):
  Current                                968,699     618,199     733,257
  Deferred                                17,346     149,980      70,500
                                      __________  __________  __________
                                         986,045     768,179     803,757
                                      __________  __________  __________

Net Income                            $1,580,194  $1,478,288  $1,661,597
                                      ==========  ==========  ==========

Net Income Per Share:
  Basic                                    $1.06       $1.00       $1.12
  Diluted                                   1.03         .97        1.09

     The accompanying notes are an integral part of these statements.



                           FFBS BANCORP, INC.

                             AND SUBSIDIARY

        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                YEARS ENDED JUNE 30, 1998, 1997 AND 1996



                                                               Unrealized
                                                               Gain (Loss)     Loan
                           Additional               Unearned   Available-   Receivable
                  Common    Paid in      Retained    Compen-    For-Sale       From     Treasury
                   Stock    Capital      Earnings    sation    Securities      ESOP       Stock       Total
                 _______  ___________  ___________  _________  __________  ___________  _________  ____________

Balance,
 July 1, 1995    $15,922  $15,285,124  $10,858,415  $(158,700) $     -     $(1,015,680) $      -   $ 24,985,081

Net income           -            -      1,661,597        -          -             -           -      1,661,597
Purchase and
 retirement of
 stock              (200)    (199,700)    (150,776)       -          -             -           -       (350,676)
Cash dividends,
 $1.45 per
 share               -            -     (2,265,091)       -          -             -           -     (2,265,091)
Amortization of
 unearned
 compensation        -            -            -      158,700        -             -           -        158,700
Reduction of
 ESOP loan           -            -            -          -          -         126,960         -        126,960
Adjustment to
 unrealized
 gain (loss)
 on  available-
 for-sale
 securities          -            -            -          -       (2,333)          -           -         (2,333)
Excess of fair
 market value
 of allocated
 ESOP shares
 over cost           -        168,222          -          -          -             -           -        168,222
                 _______  ___________  ___________  _________  __________  ___________  _________  ____________
Balance,
 June 30, 1996    15,722   15,253,646   10,104,145        -       (2,333)     (888,720)        -     24,482,460

Net income           -            -      1,478,288        -          -             -           -      1,478,288
Purchase and
 retirement
 of stock           (106)    (105,444)    (117,292)       -          -             -           -       (222,842)
Purchase of
 treasury stock      -            -            -          -          -             -     (181,338)     (181,338)
Cash dividends,
 $.50 per share      -            -       (772,823)       -          -             -           -       (772,823)
Reduction of
 ESOP loan           -            -            -          -          -         126,960         -        126,960
Adjustment to
 unrealized
 gain (loss) on
 available-
 for-sale
 securities          -            -            -          -        7,122           -           -          7,122
Stock option
 shares
 exercised            40       39,630          -          -          -             -           -         39,670
Excess of fair
 market value
 of allocated
 ESOP shares
 over cost           -        184,091          -          -          -             -           -        184,091
                 _______  ___________  ___________  _________  __________  ___________  __________  ___________
Balance,
 June 30, 1997    15,656   15,371,923   10,692,318        -         4,789     (761,760)   (181,338)  25,141,588

Net income           -            -      1,580,194        -           -            -           -      1,580,194
Purchase of
 treasury stock      -            -            -          -           -            -      (270,332)    (270,332)
Cash dividends,
 $2.55 per
 share               -            -     (3,787,284)       -           -            -           -     (3,787,284)
Reduction of
 ESOP loan           -            -            -          -           -        210,380         -        210,380
Adjustment to
 unrealized
 gain (loss) on
 available-for-
 sale securities     -            -            -          -       (23,246)         -           -        (23,246)
Stock awards         -            -            -     (158,700)        -            -           -       (158,700)
Amortization of
 unearned
 compensation        -            -            -       26,450         -            -           -         26,450
Stock option
 shares
 exercised           101     (145,883)         -          -           -            -       449,442      303,660
Excess of fair
 market value
 of allocated
 ESOP shares
 over cost           -        231,418          -          -           -            -           -        231,418
                 _______  ___________  ___________  _________  __________  ___________  __________  ___________

Balance,
 June 30, 1998   $15,757  $15,457,458  $ 8,485,228  $(132,250) $  (18,457) $  (551,380) $   (2,228) $23,254,128
                 =======  ===========  ===========  =========  ==========  ===========  ==========  ===========

     The accompanying notes are an integral part of these statements.




                             FFBS BANCORP, INC.

                              AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                                           Years Ended June 30,
                                 ________________________________________
                                     1998          1997          1996
                                 ____________  ____________  ____________

CASH FLOWS FROM OPERATING
ACTIVITIES
  Net income                     $  1,580,194  $  1,478,288  $  1,661,597
  Adjustments to reconcile
    net income to net cash:
      Depreciation of properties
        and equipment                 106,550        83,880        93,497
      Amortization of unearned
        compensation                   26,450           -         158,700
      Accretion of discount on
        loans                         (12,270)      (12,218)      (10,965)
      Deferred income taxes            17,346       149,980        70,500
      FHLB stock dividends            (49,100)      (45,400)      (44,900)
      Provision for losses on
        loans                           5,000           -             -
      Provision for losses on
        foreclosed real estate            -             -          10,452
      Sale of loans                 8,093,000     4,656,000     5,655,000
      Loans originated for sale    (8,093,000)   (4,656,000)   (5,655,000)
      (Increase) decrease in
        accrued interest
        receivable                   (214,983)       61,456      (105,876)
      (Increase) decrease
        in other assets                45,699       164,082      (717,263)
      Increase in accrued
        interest payable on
        deposits                      128,615        68,232        97,098
      Increase (decrease) in
        accrued expenses and
        other liabilities               5,292        (8,506)      (40,049)
      Excess of fair market
       value of allocated ESOP
       shares over cost               231,418       184,091       168,222
                                 ____________  ____________  ____________

  Net cash provided by
    operating activities            1,870,211     2,123,885     1,341,013

CASH FLOWS FROM INVESTING
ACTIVITIES
  Decrease in other interest-
    bearing deposits due from
    banks                                 -             -         100,000
  Loan originations               (52,492,000)  (54,949,000)  (38,953,000)
  Purchase of loans                       -             -        (117,000)
  Purchase of mortgage-backed
    and related securities        (13,422,203)   (5,522,800)     (984,900)
  Purchase of investment
    securities                    (10,807,786)   (5,566,627)  (20,771,985)
  Principal repayment of
    loans                          45,957,691    45,729,102    35,943,815
  Principal repayments of
    mortgage-backed and
    related securities              4,179,436       761,533       484,290
  Proceeds from calls and
    maturities of investment
  securities                       12,650,000    14,500,000    19,744,348
  Sale of foreclosed real
    estate                            384,000       457,539       190,501
  Purchase of properties and
    equipment                        (651,321)     (343,134)      (59,708)
  Repayment of ESOP loan              210,380       126,960       126,960
                                 ____________  ____________  ____________

  Net cash used in investing
    activities                    (13,991,803)   (4,806,427)   (4,296,679)


CASH FLOWS FROM FINANCING
ACTIVITIES
  Increase in deposits             10,739,652     4,650,147     6,571,941
  Increase (decrease) in
    advances from borrowers
    for taxes and insurance             8,562        18,647        (9,597)
  Increase in borrowed funds       10,961,000           -             -
  Acquisition of stock               (270,332)     (404,180)     (350,676)
  Cash dividends paid              (3,705,964)     (776,508)   (2,190,480)
  Exercise of stock options           303,660        39,670           -

Net cash provided by
  financing activities             18,036,578     3,527,776     4,021,188

Net increase in cash and
  cash equivalents                  5,914,986       845,234     1,065,522

Cash and cash equivalents at
  beginning of period               8,406,456     7,561,222     6,495,700
                                 ____________  ____________  ____________

Cash and cash equivalents at
  end of period                  $ 14,321,442  $  8,406,456  $  7,561,222
                                 ============  ============  ============

Cash paid during the period for:
  Interest                       $  5,599,684  $  4,694,372  $  4,465,890
  Income taxes                        932,500       642,000       721,692

Supplemental disclosure of
  noncash activities:
    Acquisition of real estate
      in settlement of loans          415,385           -         755,468



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

 4.  Securities

Investments in securities are classified in accordance with Financial Accounting Standards Board (FASB) Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Statement No. 115 requires that securities be classified as either trading, available-for-sale, or held-to-maturity. Management determines the appropriate classification at the time of purchase.


Trading securities are held for resale for profit and are accounted for at their fair values. Realized and unrealized gains and losses are reported in earnings. At June 30, 1998 and 1997, the Company and the Bank had no securities classified as trading.

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

 5.  Loans Receivable, Net

Loans receivable, net are stated at unpaid principal balances, less the allowance for loan losses.

Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on consumer loans are recognized over the lives of the loans using methods that approximate the interest method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The allowance for loan losses is maintained at a level considered adequate by management. Management performs quarterly reviews of the Bank's loan portfolio to evaluate the adequacy of the allowance with any adjustments being made through provisions for loan losses. These reviews take into consideration the Bank's past due and nonperforming loans, prior years' loss experience, economic conditions, underlying loan collateral and the distribution of loans in the portfolio by risk class. Amounts of the allowance are assigned to specific loans and loan categories based upon these factors. Allowances for any impaired loans are generally determined based on collateral values. Although management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimates used in management's evaluation.


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

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Mortgage loans held for sale at June 30, 1998 and 1997, were immaterial.

Direct loan costs and any related loan origination fees are recognized currently as period costs and income, respectively, and do not vary materially from the results that would be recorded using the deferral method prescribed by FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.

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




( Continued )

     FFBS BANCORP, INC.

     AND SUBSIDIARY

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - SUMMARY OF ACCOUNTING POLICIES  (Continued)

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

12.  Accounting Pronouncements

In June, 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. This statement does not change or modify the reporting or display in the income statement. Statement No. 130 is effective for interim and annual periods beginning after December 31, 1997. Comparative financial statements provided for earlier periods are required to be classified to reflect the application of this statement.

In February, 1998, the FASB issued Statement No. 132, Employers Disclosures About Pensions and Other Postretirement Benefits. This statement standardizes the disclosure requirements of pensions and other postretirement benefits. This statement does not change any measurement or recognition provisions, and thus will not materially impact the Company. This statement is effective for fiscal years beginning after December 15, 1997.

In June, 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in its financial statements and that those instruments be measured at fair value. Implementation is required for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not determined the impact the adoption of this statement may have on its consolidated financial statements.

13.  Net Income Per Share

The Company adopted FASB Statement No. 128, Earnings Per Share as of December 31, 1997. Statement No. 128 superseded Accounting Principles Board Opinion No. 15, Earnings Per Share (APB No. 15) which the Company had followed until the adoption of Statement No. 128. This statement requires that two earnings per share amounts be disclosed: Basic Earnings Per Share and Diluted Earnings Per Share. Basic Earnings Per Share is calculated by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the period. The Basic Earnings Per Share computation for the Company is the same method the Company previously used to calculate and report earnings per share under APB No. 15. Diluted Earnings Per Share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Currently, the Company's only dilutive potential common stock issuances relate to options that have been issued under the Company's stock option and recognition and retention plans. In computing Diluted Earnings Per Share, it is assumed that all such dilutive stock is exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted average common shares outstanding during the period. The sum is used as the denominator to calculate Diluted Earnings Per Share for the Company. As required by Statement No. 128, all prior year earnings per share amounts have been restated and computed under the provisions of the new standard.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income per share:

                                                    1998
                                   _____________________________________
                                      Income       Shares      Per Share
                                   (Numerator)  (Denominator)   Amount
                                   ___________  _____________  _________

                                  (In Thousands, Except Per Share Amounts)

  Basic EPS:
    Income available to common
      shareholders                 $     1,580          1,494  $    1.06
                                                               =========
  Effect of dilutive stock
    options                                -               37
                                   ___________  _____________
  Diluted EPS:
    Income available to common
      shareholders plus assumed
      exercise                     $     1,580          1,531  $    1.03
                                   ===========  =============  =========



                                                    1997
                                   _____________________________________
                                      Income       Shares      Per Share
                                   (Numerator)  (Denominator)   Amount
                                   ___________  _____________  _________

                                  (In Thousands, Except Per Share Amounts)

  Basic EPS:
    Income available to common
      shareholders                 $     1,478          1,475  $    1.00
                                                               =========
  Effect of dilutive stock
    options                                -               43
                                   ___________  _____________
  Diluted EPS:
    Income available to common
      shareholders plus assumed
      exercise                     $     1,478          1,518  $     .97
                                   ===========  =============  =========


                                                    1996
                                   _____________________________________
                                      Income       Shares      Per Share
                                   (Numerator)  (Denominator)   Amount
                                   ___________  _____________  _________

                                  (In Thousands, Except Per Share Amounts)

  Basic EPS:
    Income available to common
      shareholders                 $     1,662          1,478  $    1.12
                                                               =========
  Effect of dilutive stock
    options                                -               51
                                   ___________  _____________
  Diluted EPS:
    Income available to common
      shareholders plus assumed
      exercise                     $     1,662          1,529  $    1.09
                                   ===========  =============  =========


14.  Financial Statement Reclassification

The financial statements for prior years have been reclassified in order to conform with the 1998 financial statement presentation. The reclassification did not change total assets or net income.


NOTE B - SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses, and estimated market values of investment securities and mortgage-backed and related securities are as follows:

                                            June 30, 1998
                          ________________________________________________
                                          Gross       Gross     Estimated
                           Amortized   Unrealized  Unrealized     Market
      Description             Cost        Gains      Losses       Value
________________________  ___________  __________  __________  ___________

Held-to-Maturity:
  Securities of other
    U.S. Government
    agencies              $12,690,869  $    7,541  $   10,702  $12,687,708
  Obligations of states
    and political
    subdivisions            1,000,310         -           310    1,000,000
  Mortgage-backed
    securities              4,839,571      49,897         -      4,889,468
  REMICS                    1,016,787         -        13,656    1,003,131
                          ___________  __________  __________  ___________

                          $19,547,537  $   57,438  $   24,668  $19,580,307
                          ===========  ==========  ==========  ===========
Available-for-Sale:
  Securities of other
    U. S. Government
      agencies            $ 1,507,429  $    7,573  $      -    $ 1,515,002
  Mortgage-backed
    securities              3,721,703       4,850       8,247    3,718,306
  REMICS                    6,885,437       5,965      37,732    6,853,670
  Marketable equity
    securities              1,814,517         -           -      1,814,517
                          ___________  __________  __________  ___________

                          $13,929,086  $   18,388  $   45,979  $13,901,495
                          ===========  ==========  ==========  ===========



                                            June 30, 1997
                          ________________________________________________
                                          Gross       Gross     Estimated
                           Amortized   Unrealized  Unrealized     Market
      Description             Cost        Gains      Losses       Value
________________________  ___________  __________  __________  ___________

Held-to-Maturity:
  Securities of other
    U.S. Government
    obligations           $15,586,350  $    2,024  $   51,905  $15,536,469
  Obligations of states
    and political
    subdivisions            2,006,540         249       6,540    2,000,249
  Mortgage-backed and
    relatedsecurities       7,267,626      15,847      26,651    7,256,822
                          ___________  __________  __________  ___________

                          $24,860,516  $   18,120  $   85,096  $24,793,540
                          ===========  ==========  ==========  ===========

Available-for-Sale:
  Marketable equity
    securities            $ 1,221,505  $      -    $      -    $ 1,221,505

The carrying values and estimated market values of investment debt securities by contractual maturities as of June 30, 1998, are shown below. The equity securities have been excluded from the maturity table because they do not have contractual maturities associated with debt securities. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         June 30, 1998
                       __________________________________________________
                           Held-to-Maturity         Available-For-Sale
                       ________________________  ________________________
                                     Estimated                 Estimated
                        Amortized      Market     Amortized      Market
                          Cost         Value         Cost        Value
                       ___________  ___________  ___________  ___________
Due in one year or
  less                 $11,693,160  $11,690,208  $      -     $       -
Due after one year
  through five years       997,709      997,500    1,507,429    1,515,002
Due after ten years      1,000,310    1,000,000          -            -
Mortgage-backed
  securities and
  REMICS                 5,856,358    5,892,599   12,421,657   12,386,493
                       ___________  ___________  ___________  ___________

                       $19,547,537  $19,580,307  $13,929,086  $13,901,495
                       ===========  ===========  ===========  ===========

Investment securities with a carrying value of $930,000 and $925,000 at June 30, 1998 and 1997, respectively, were pledged for various purposes as required by law. Also, at June 30, 1998, securities with a carrying value of $2,637,388 had been pledged as collateral on advances from the Federal Home Loan Bank.

Mortgage-backed securities were issued or are guaranteed by an agency of the U. S. Government. REMICS consist of securities backed by securities of
U. S. Government agencies. Although mortgage-backed and related securities and REMICS are initially issued with a stated maturity date, the underlying mortgage collateral may be prepaid by the mortgagee and, therefore, such securities may not reach their maturity date. At June 30, 1998 and 1997, there were no material concentrations of credit risk.

There were no sales of securities during the years ended June 30, 1998, 1997 and 1996.


NOTE C - LOANS RECEIVABLE, NET

Loans receivable, net are summarized as follows:
                                                         (In Thousands)
                                                             June 30,
                                                       __________________
                                                         1998      1997
                                                       ________  ________
Mortgage Loans

  Principal balances:
    One-to-four family residential                     $ 67,562  $ 67,198
    Multi-family                                            229       982
    Commercial real estate                               10,946     8,706
    Construction and land                                 5,865     4,834
                                                       ________  ________
      Total mortgage loans                               84,602    81,720
                                                       ________  ________

Consumer and Other Loans

  Principal balances:
    Loans on deposit accounts                             1,530     1,090
    Home improvement and education                            5        43
    Automobile                                            4,685     4,271
    Commercial - collateralized                           3,658     1,678
    Commercial - unsecured                                  505       333
    Other                                                 4,457     4,215
                                                       ________  ________
      Total consumer and other loans                     14,840    11,630
                                                       ________  ________

Total loans receivable                                   99,442    93,350


Less unearned discount                                        1        14

Less allowance for loan losses                              523       576
                                                       ________  ________

Loans receivable, net                                  $ 98,918  $ 92,760
                                                       ========  ========

Activity in the allowance for loan losses is as follows:

                                                       (In Thousands)
                                                        Years Ended
                                                          June 30,
                                                   ______________________
                                                    1998    1997    1996
                                                   ______  ______  ______

  Balance at beginning of period                   $  576  $  666  $  705

  Additions:
    Provision for losses on loans                       5     -       -
    Recoveries                                          7       7       5
                                                   ______  ______  ______

                                                      588     673     710
  Deductions:
    Loans charged off                                  65      97      44
                                                   ______  ______  ______

  Balance at end of period                         $  523  $  576  $  666
                                                   ======  ======  ======

The Bank adopted FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan and Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures as of July 1, 1995. These Statements require that loans determined to be impaired be measured based on the present value of expected future cash flows or, as a practical expedient, on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measurement of the impaired loan is less than the recorded investment in the loan, a valuation allowance is recorded. The Bank had previously determined its allowance for loan losses using methods similar to those prescribed in the statements. The Bank's loan portfolio consists principally of family residential mortgage loans and consumer installment loans, which are exempt from the requirements of the Statements if evaluated collectively, as is done by the Bank. At June 30, 1998 and 1997, any loans designated as impaired were not significant.

Loans receivable delinquent are as follows:
                                                           (In Thousands)
                                                              June 30,
                                                           ______________
                                                            1998    1997
                                                           ______  ______

  Past due 30-89 days and still accruing                   $6,727  $6,511
  Past due 90 days or more and still accruing               1,382     446
                                                           ______  ______
                                                            8,109   6,957
  Nonaccrual loans                                              1     -
                                                           ______  ______

                                                           $8,110  $6,957
                                                           ======  ======

NOTE D - PROPERTIES AND EQUIPMENT

Properties and equipment consist of the following:


                                                        June 30,
                                               __________________________
                                                    1998         1997
                                               ____________  ____________

  Land                                         $    536,775  $    518,789
  Buildings                                       1,696,486     1,139,652
  Furniture and equipment                           634,136       571,195
                                               ____________  ____________
                                                  2,867,397     2,229,636
  Less accumulated depreciation                     961,182       874,959
                                               ____________  ____________

                                               $  1,906,215  $  1,354,677
                                               ============  ============

Depreciation expense totaled $106,550, $83,880, and $93,497 for the years ended 1998, 1997 and 1996, respectively.


NOTE E - FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank system. Investment in stock of a Federal Home Loan Bank is required by law of every federally chartered savings bank. No ready market exists for the stock, and it has no quoted market value; therefore, the stock is assumed to have a market value which is equal to its cost.


NOTE F - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consisted of interest accrued on the following:

                                                         June 30,
                                               __________________________
                                                   1998          1997
                                               ____________  ____________

  Loans                                        $    998,295  $    821,643
  Mortgage-backed and related securities             68,200        37,512
  Investment securities                             213,023       205,380
                                               ____________  ____________

                                               $  1,279,518  $  1,064,535
                                               ============  ============



NOTE G - OTHER ASSETS

Other assets consist of the following:
                                                        June 30,
                                               __________________________
                                                   1998          1997
                                               ____________  ____________

  Organization costs                           $       -     $      6,767
  Prepaid income taxes                                7,500        45,724
  Prepaid expenses and other assets                  73,779       239,954
                                               ____________  ____________

                                               $     81,279  $    292,445
                                               ============  ============

NOTE H - DEPOSITS

Approximate deposit balances by interest rates are summarized as follows:

                                     ($ In Thousands)
                                          June 30,
                    ______________________________________________________
                               1998                      1997
                    __________________________ ___________________________
                             Percent  Weighted          Percent  Weighted
                                Of    Average              Of    Average
                               Total  Nominal            Total    Nominal
                     Amount  Deposits   Rate    Amount  Deposits   Rate
                    ________ ________ ________ ________ ________ _________

Demand accounts:
  Checking          $  4,817    4.21%    0.00% $  3,557    3.43%     0.00%
  NOW                  9,979    8.71%    1.94%    9,350    9.00%     2.07%
  Savings              6,787    5.93%    2.83%    6,186    5.96%     2.84%
  Money market         4,970    4.33%    3.85%    5,626    5.42%     3.57%
                    ________ ________ ________ ________ ________ _________
                      26,553   23.18%    2.17%   24,719   23.81%     2.31%
                    ________ ________ ________ ________ ________ _________

Certificate
  accounts:
    Maturing
     0 -  3 months    16,204   14.15%    5.56%   17,486   16.85%     5.33%
   Maturing
     3 -  6 months    18,826   16.44%    5.69%   16,288   15.69%     5.53%
   Maturing 6 - 12
     months           30,223   26.39%    5.74%   27,621   26.61%     5.59%
   Maturing 1 -  2
     years            16,407   14.32%    5.99%   12,374   11.92%     6.01%
   Maturing 2 -  3
     years             3,507    3.06%    6.37%    2,886    2.78%     6.27%
   Maturing 3 -  4
     years             2,321    2.03%    6.28%    1,948    1.88%     6.37%
   Maturing over
     4 years             497     .43%    6.93%      476     .46%     6.70%
                    ________ ________ ________ ________ ________ _________
                      87,985   76.82%    5.79%   79,079   76.19%     5.64%
                    ________ ________ ________ ________ ________ _________

  Total deposits    $114,538  100.00%    4.95% $103,798  100.00%     4.85%
                    ======== ======== ======== ======== ======== =========


A summary of certificate accounts by interest rate follows:

                         June 30, 1998             June 30, 1997
                   __________________________ __________________________
                                      Average                    Average
   Interest Rate   Number    Balance  Balance Number   Balance   Balance
__________________ ______ __________ _______ ______ ___________ _______

Less than 3.00%         7 $    65,000 $ 9,234     11 $   338,000 $30,727
4.01% - 5.00%         388   6,329,000  16,311  1,054  14,654,000  13,903
5.01% - 6.00%       2,423  59,588,000  24,593  1,787  49,926,000  27,938
6.01% - 7.00%         422  20,857,000  49,424    283  13,383,000  47,290
7.01% - 8.00%          12   1,146,000  95,483     11     778,000  70,727
                   ______ ___________ _______ ______ ___________ _______

                    3,252 $87,985,000 $27,056  3,146 $79,079,000 $25,136
                   ====== =========== ======= ====== =========== =======

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $19,043,000 and $17,086,000 at June 30, 1998 and 1997, respectively.

Interest expense on deposits is summarized as follows:

                 (In Thousands)
                  Years Ended
                    June 30,
                                                 1998     1997     1996
                                                ______   ______   ______

  NOW accounts                                  $  199   $  194   $  203
  Savings                                          171      175      168
  Money market                                     205      198      227
  Certificate accounts                           4,794    4,196    3,965
                                                ______   ______   ______

                                                $5,369   $4,763   $4,563
                                                ======   ======   ======


NOTE I - BORROWED FUNDS

Borrowed funds consist solely of FHLB advances. Fixed-rate advances (bearing interest rates from 5.00% to 5.973%) consist of the following at June 30, 1998, by scheduled maturity:

                              Year Due       Amount
                              ________     ___________

                                1998       $ 2,611,000
                                1999           450,000
                                2000           900,000
                                2008         7,000,000
                                           ___________

                                           $10,961,000
                                           ===========

The $7,000,000 advance is a short option advance and has a first call option date of March, 1999, and quarterly call option dates until the maturity date of March, 2008.

The FHLB advances are secured by FHLB stock, a blanket pledge of residential mortgage loans and certain U. S. Government agency securities.


NOTE J - INCOME TAXES

The provision for federal income taxes differs from that computed at the statutory 34 percent federal corporate tax rate as follows:

                                                       Years Ended
                                                         June 30,
                                                  ______________________
                                                   1998    1997    1996
                                                  ______  ______  ______

  Federal income tax rates                           34%     34%     34%
  Change in taxes resulting from:
    Nontaxable income                                (2%)    (5%)    (3%)
    State income tax, net                             1%      1%      2%
    Excess of fair market value of
      allocated ESOP shares over cost                 3%      3%      2%
    Other                                             2%      1%     (2%)
                                                  ______  ______  ______

                                                     38%     34%     33%
                                                  ======  ======  ======

The sources of timing differences and the resulting deferred income tax expense (benefit) follow:

                                                       (In Thousands)
                                                         Years Ended
                                                           June 30,
                                                  ______________________
                                                   1998    1997    1996
                                                  ______  ______  ______
  Provision for losses on loans
    and foreclosed real estate                        20  $   59  $   51
  Discount accretion                                 (24)      5     (10)
  Stock option plans                                 (10)     59      -
  Depreciation                                        13       8      15
  FHLB stock                                          18      17      17
  Other, net                                          -        2      (2)
                                                  ______  ______  ______

                                                  $   17  $  150  $   71
                                                  ======  ======  ======


Significant components of the net deferred income tax liability included in other liabilities at June 30, 1998 and 1997, are as follows:

                                                       1998      1997
                                                    _________  _________
  Deferred income tax assets:
    Stock options                                   $   9,866  $     -
    Unrealized gain (loss) on available-
      for-sale securities                              10,725        -
                                                    _________  _________

        Total deferred income tax assets               20,591        -

  Deferred income tax liabilities:
    Premises and equipment                             42,795     30,235
    Allowance for loan losses                         160,597    140,920
    Securities                                         13,624      8,030
    Loans                                                 -       28,504
    FHLB stock                                        142,374    124,060
                                                    _________  _________
      Total deferred income tax liabilities           359,390    331,749
                                                    _________  _________

  Net deferred income tax liability                 $(338,799) $(331,749)
                                                    =========  =========


In October, 1996, Congress passed the Small Business Job Protection Act ("the Act") which included a provision repealing the tax bad debt reserve method that had been available to thrift institutions in determining income subject to income tax. Because of the repeal, institutions must recapture the post-1987 tax bad debt reserve into taxable income over a six-year period. The recapture can be deferred for a two year period if the institution meets a residential loan portfolio test. The Bank satisfies the residential loan portfolio requirements and is expected to recapture the tax bad debt reserve of approximately $954,000 over a six-year period beginning in the year ended June 30, 1999. The recapture will not have an effect on net income since the related tax expense has been accrued. The pre-1988 tax bad debt reserve that is not recaptureable under the Act is subject to recapture at a later date only if certain events occur. These events include, but are not limited to, a conversion to a type of institution that is not a commercial bank. Management does not anticipate engaging in any transactions that would require recapture of its pre-1988 tax bad debt reserve of approximately $1,600,000.


NOTE K - TREASURY STOCK

In February, 1994, the Company's Board of Directors authorized the purchase of Company common stock under a Stock Repurchase Program. Shares repurchased are retired or held in treasury and reserved for reissuance to satisfy the exercise of stock options.

During the years ended June 30, 1998, 1997, and 1996, the Company repurchased 12,176, 18,705, and 19,990 shares, respectively. These shares were repurchased at an average cost of $22.20, $21.85, and $17.54 per share, respectively.

During the year ended June 30, 1998, the Company reissued 20,226 shares of common stock from treasury stock with a cost basis of $449,442. These shares were issued upon the exercise of stock options by employees or directors. During the years ended June 30, 1997 and 1996, the Company retired 10,555 and 19,990 treasury shares, respectively.


NOTE L - REGULATORY MATTERS

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

To ensure capital adequacy, quantitative measures have been established by the Bank's primary regulator, the Office of Thrift Supervision (OTS). Current OTS standards require that the Bank maintain tangible capital (as defined) equal to at least 1.5% of tangible assets, core capital (as defined) equal to at least 3% of adjusted total assets, and risk-based capital (as defined) equal to at least 8% of risk-weighted assets. Management believes, as of June 30, 1998, that the Company and the Bank exceed all capital adequacy requirements.

At June 30, 1998, the Bank was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is deemed to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier 1 risk-based capital ratio of 6% or more, and has a Tier 1 leverage capital ratio of 5% or more. At June 30, 1998, the Bank's capital exceeded all of the capital standards of a well-capitalized institution. There are no conditions or anticipated events that, in the opinion of management, would change the category.

The Bank's actual capital amounts and ratios at June 30, 1998 and 1997, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

                                             ($ In Thousands)
                                     June 30, 1998       June 30, 1997
                                    ________________   _________________
                                    Amount    Ratio     Amount    Ratio
                                    _______  _______    _______  _______

  Tangible capital                  $19,931    13.4%    $20,548    16.2%
  Core/leverage capital              19,931    13.4%     20,548    16.2%
  Tier 1 risk-based capital          19,931    23.0%     20,548    29.1%
  Total risk-based capital           20,454    23.6%     21,114    29.9%


The minimum amounts of capital and ratios as established by regulations for capital adequacy purposes at June 30, 1998 and 1997, were as follows:

                                              ($ In Thousands)
                                      June 30, 1998       June 30, 1997
                                    ________________    ________________
                                     Amount   Ratio     Amount    Ratio
                                    _______  _______    _______  _______

  Tangible capital                  $ 2,232     1.5%    $ 1,904     1.5%
  Core/leverage capital               4,466     3.0%      3,808     3.0%
  Total risk-based capital            6,919     8.0%      5,655     8.0%

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


NOTE M - EMPLOYEE BENEFITS AND STOCK OPTIONS

The Bank participates in a multiemployer, noncontributory defined benefit pension plan for substantially all of its full-time employees by being a member of the Financial Institutions Retirement Fund, a non-profit, tax-exempt pension trust which is administered by a Board of Directors comprised of presidents of FHLB and officers of various participating associations. The Fund invests the contributions made to it and, under its Comprehensive Retirement Program, it pays out retirement, disability and death benefits. The multiemployer plan's assets exceed the actuarially computed value of vested benefits at June 30, 1997, the most recent valuation date. There is no unfunded liability for past service. Plan benefits are fully vested after five years of service and are based on an employee's years of service and a percentage of the employee's average salary, using the five highest consecutive years preceding retirement. The Bank's funding policy is to make contributions to the plan equal to the amount accrued as pension expense. The plan was fully funded for 1998, 1997 and 1996, and, accordingly, no contributions were made.

The Bank also provides a profit sharing plan with a (401-K) provision which allows eligible employees to defer up to 15% of their compensation, as defined, by making a contribution to the plan. The plan allows the Bank to make a matching contribution equal to the deferred compensation of the participants, but not in excess of 50% of each participant's contribution and also provides for an "Excess Contribution" which can be made at the discretion of the Board of Directors. The expense for the plan included in the accompanying financial statements was $36,062, $23,940, and $11,205 for the years ended June 30, 1998, 1997 and 1996, respectively.

The Bank has an Employee Stock Ownership Plan (ESOP) for eligible employees. Upon formation, the ESOP borrowed $1,269,600 from the Company to purchase 126,960 shares of Company common stock. The ESOP shares were pledged as collateral for the debt. The loan obligation is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's stockholders' equity. Both the loan obligation and the unearned benefit expense are reduced by the amount of any loan repayments made by the ESOP. Cash contributions to the ESOP are determined based on its total debt service less any dividends paid on ESOP shares. The Bank has adopted Statement of Position 93-6 (SOP 93-6), Employers' Accounting for Employee Stock Ownership Plans. As the debt is repaid, shares are released from collateral and allocated to qualified employees, based on the proportion of debt service paid for the year. As shares are released from collateral, an expense is recorded equal to the fair market value of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings, while dividends on unallocated shares are recorded as a reduction of debt. The tax benefit of tax-deductible dividends are reported as a reduction of income tax expense. ESOP expense for the years ended June 30, 1998, 1997 and 1996, totaled $425,032, $311,052, and $295,180, respectively. The ESOP shares as of June 30, 1998 and 1997, were as follows:

                                                          June 30,
                                                  ______________________
                                                     1998        1997
                                                  __________  __________

  Allocated shares                                    50,784      38,088
  Shares released for allocation                      21,038      12,696
  Unreleased shares                                   55,138      76,176
                                                  __________  __________

  Total ESOP shares                                  126,960     126,960
                                                  ==========  ==========

  Fair value of unreleased shares at June 30      $1,323,310  $1,866,312
                                                  ==========  ==========

The Bank has established Recognition and Retention Plans as a method of providing directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank.
The terms of each Plan are identical, only the participants vary.   Awards
to directors are fixed and are granted in the form of shares of Common Stock to be held in trust. Awards are nontransferable and nonassignable. When shares become vested and are actually distributed in accordance with the Plans, the participants also receive amounts equal to any accrued dividends with respect thereto. Upon establishment of the plans in 1993, 63,480 shares of Company common stock were made available, of which 47,610 shares were awarded and have vested. During the year ended June 30, 1998, the remaining 15,870 shares were awarded. These shares vest in equal amounts over a three-year period. The cost of the shares purchased by the plan is considered to be unearned compensation at the time of the award and compensation is earned ratably over the vesting term. Expense for these plans was $26,450 in 1998, $ -0- in 1997, and $158,700 in 1996.

The Company has various stock option plans covering specified employees and outside directors of the Company and the Bank. Under the 1993 Incentive Stock Option Plan (the "Option Plan"), 79,350 of authorized but unissued shares of common stock have been reserved for issuance to specified employees of the Company and its subsidiary bank. The Option Plan is administered by a committee of outside directors. The Option Plan authorizes the grant of (i) options to purchase Company Common Stock intended to qualify as incentive stock options, (ii) options that do not so qualify ("non-statutory options") and (iii) limited rights which are exercisable only upon a change in control of the Company. The exercise price is at least 100% of the fair market value at the time of the grant of the underlying common stock. Options become exercisable in whole or in part at such times (no later than 10 years from the date of grant) as the committee determines. In 1993, options to purchase 47,608 shares were granted, and during the year ended June 30, 1998 and 1997, 17,193 and 3,967, respectively, were exercised at the option price of $10 per share. Unexercised options totaled 26,448 shares at June 30, 1998.

The 1993 Stock Option Plan for Outside Directors (the "Directors' Option Plan") of the Company and its subsidiary provides for the granting of 79,350 shares of Common stock shares. Authorized but unissued shares or treasury shares may be used to satisfy an exercise of an option, resulting in an increase in the number of shares outstanding. The exercise price per share of each option is equal to the fair market value of the shares of Common Stock on the date the option is granted. All options granted expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director. In 1993, 52,688 shares were granted, and during the year ended June 30, 1998, 13,172 were exercised at the option price of $10 per share. Unexercised options totaled 39,516 shares at June 30, 1998.

FASB Statement No. 123, Accounting for Stock Based Compensation requires a fair value method of accounting for stock-based compensation arrangements. However, the adoption of the fair value method was not required, and if Statement No. 123 had been adopted for the years ended June 30, 1998, 1997, and 1996, there would have been no significant impact on pro forma net income or net income per share.


NOTE N - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

Approximate contract or notational amounts of financial instruments whose contract amounts represent credit risk at June 30, 1998, are (in thousands):

  Unused lines of credit                       $  1,182
  Mortgage construction loans                     2,665
  Commitments to extend credit secured by
    mortgages on dwelling units:
  Adjustable rate                                 1,033
  Fixed rate                                        910

The commitments to originate fixed rate mortgage loans represent amounts the Bank plans to fund within a period of 60 to 120 days. These commitments were made with interest rates ranging from 6.75% to 7.50%.



NOTE O - CONCENTRATION OF CREDIT RISK

Over ninety-five percent of the Bank's loans and commitments have been granted to customers in the Bank's market area. Generally, such customers are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

At June 30, 1998, the Company and the Bank had deposits with financial institutions in excess of federally insured limits by approximately $12,700,000. Of this amount, approximately $10,200,000 was on deposit at The Federal Home Loan Bank of Dallas, an instrumentality of the U. S. Government.


NOTE P - RELATED PARTY TRANSACTIONS

In the normal course of business, the Bank makes loans to its directors and executive officers and to companies in which they have a significant ownership interest. These loans, totaling $1,896,327 at June 30, 1998, and $869,067 at June 30, 1997, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.


NOTE Q - FINANCIAL INSTRUMENTS

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

Deposits: The fair values of demand deposit accounts (i.e., interest-bearing and noninterest-bearing checking accounts and money market and regular savings accounts) are equal to the face amount. The fair value of fixed-rate time deposits is estimated using a discounted cash flow calculation that applies interest rates offered by the Corporation as of the measurement date to a schedule of aggregate contractual maturities of such deposits as of the same dates.

Borrowed Funds: The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank at June 30, 1998, for similar borrowings.

Off-Balance Sheet Financial Instruments: Off-balance sheet instruments consist of any commitments to extend credit, letters of credit, etc. Generally, these commitments have a term of 30 to 120 days. Management is of the opinion the estimated fair value is not significantly different than the contractual or notational amounts.

The estimated fair values of the financial instruments at June 30, 1998 and 1997, are as follows (in thousands):

                                     1998                 1997
                             ____________________  ___________________
                                   Estimated             Estimated
                              Carrying    Fair      Carrying    Fair
                               Value      Value      Value      Value
                             _________  _________  _________  _________

  Financial assets:
    Cash and cash
      equivalents            $  14,321  $  14,321  $   8,406  $   8,406
    Investment securities       33,449     33,482     26,082     26,015
    Federal Home Loan Bank
      stock                        851        851        802        802
    Loans, net of allowance     98,918    100,238     92,760     93,168

  Financial liabilities:
    Deposits                   114,538    114,866    103,798    103,403

  Borrowed funds                10,961     10,555        -          -
  Financial instruments          5,790      5,790      2,841      2,841


NOTE R - CONVERSION TO STOCK FORM OF OWNERSHIP

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


NOTE S - LEGAL PROCEEDINGS

The Bank is a defendant in a pending case in which the plaintiff is seeking damages growing out of an alleged breach of a lease associated with foreclosed properties. In a related case, the Bank is a defendant in which the plaintiff is seeking recovery of attorney fees. The cases are being vigorously contested and management believes, based on the advice of legal counsel, that the final resolution of these proceedings will not have a material impact on the Company's consolidated financial position or results of operations.


NOTE T - CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of June 30, 1998 and 1997, and statements of income and cash flows for the years then ended, of FFBS Bancorp, Inc. (parent company only) are presented below.

  Balance Sheets                                        June 30,
                                                ________________________
                                                    1998         1997
                                                ___________  ___________
    Assets:
      Cash                                      $   257,168  $   396,399
      Interest-bearing deposit due from banks     1,119,998    2,275,485
      Investment securities                       1,747,357    1,500,000
      Investment in First Federal Bank for
        Savings                                  19,697,019   20,553,810
      Other assets                                  905,306      805,255
                                                ___________  ___________

                                                $23,726,848  $25,530,949
                                                ===========  ===========
    Liabilities and Stockholders' Equity:
      Dividend payable                          $   472,720  $   389,361
      Stockholders' equity                       23,254,128   25,141,588
                                                ___________  ___________

                                                $23,726,848  $25,530,949
                                                ===========  ===========



                                                      Years Ended
                                                        June 30,
                                                ________________________
                                                    1998         1997
                                                ___________  ___________
  Statements of Income

  Income:
    Dividends from subsidiary bank              $ 2,500,000  $       -
    Interest on investment securities               109,051      153,816
    Other                                           114,308      137,634
                                                ___________  ___________
                                                  2,723,359      291,450

  Expense                                            60,001       51,458

  Income before income taxes and equity
    in undistributed earnings of subsidiary       2,663,358      239,992

  Income taxes expense (benefit)                     (8,250)      67,250
                                                ___________  ___________

  Income before equity in undistributed
    earnings of subsidiary                        2,671,608      172,742

  Equity in undistributed earnings of
    subsidiary                                   (1,091,414)   1,305,546
                                                ___________  ___________

  Net Income                                    $ 1,580,194  $ 1,478,288
                                                ===========  ===========



                                                      Years Ended
                                                        June 30,
                                                ________________________
                                                    1998         1997
                                                ___________  ___________
Statements of Cash Flows

  Cash flows from operating activities:
    Net income                                  $ 1,580,194  $ 1,478,288
    Equity in earnings of subsidiary              1,091,414   (1,305,546)
    Other, net                                     (256,713)      45,741
                                                ___________  ___________

  Net cash provided by operating activities       2,414,895      218,483


  Cash flows from investing activities:
    Repayment on ESOP loan                          210,380      126,960
    Purchase of securities                       (1,747,357)  (1,491,126)
    Proceeds from maturities of securities        1,500,000    4,000,000
                                                ___________  ___________

    Net cash provided by (used in) investing
      activities                                    (36,977)   2,635,834

  Cash flows from financing activities:
    Exercise of stock options                       303,660       39,670
    Treasury stock acquisition                     (270,332)    (404,180)
    Cash dividends paid                          (3,705,964)    (784,445)
                                                ___________  ___________

  Net cash used in financing activities          (3,672,636)  (1,148,955)
                                                ___________  ___________

  Net increase (decrease) in cash and cash
    equivalents                                  (1,294,718)   1,705,362
                                                ___________  ___________

  Cash and cash equivalents at beginning
    of period                                     2,671,884      966,522
                                                ___________  ___________

  Cash and cash equivalents at end of
    period                                      $ 1,377,166  $ 2,671,884
                                                ===========  ===========